SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Consolidated Financial Statements for the period ended on September 30, 2005 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the three-month period beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of September 30, 2005 and June 30, 2005

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2005	June 30, 2005
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	82,266	98,244
Investments (Note 9)	136,257	113,690
Mortgages and leases receivables (Note 6)	75,091	65,481
Other receivables (Note 7)	48,405	46,694
Inventories (Note 8)	65,226	65,626

Total Current Assets	407,245	389,735

NON-CURRENT ASSETS
Mortgages and lease receivables (Note 6)	10,118	7,765
Other receivables (Note 7)	115,016	112,538
Inventories (Note 8)	58,782	53,460
Investments (Note 9)	557,377	531,606
Fixed assets, net (Note 10)	1,429,828	1,436,628
Intangible assets, net	5,416	5,880

Subtotal Non-Current Assets	2,176,537	2,147,877

Goodwill, net	(16,358)	(13,186)

Total Non-Current Assets	2,160,179	2,134,691

Total Assets	2,567,424	2,524,426

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	70,583	66,881
Mortgages payable (Note 11)	16,461	25,462
Customer advances (Note 12)	59,929	50,924
Short term-debt (Note 13)	149,305	93,918
Salaries and social security payable	8,125	12,336
Taxes payable	30,475	22,352
Other liabilities (Note 14)	42,883	39,104

Total Current Liabilities	377,761	310,977

NON-CURRENT LIABILITIES
Trade accounts payable	2,115	1,949
Mortgages payable (Note 11)	24,466	27,627
Customer advances (Note 12)	43,713	39,868
Long term-debt (Note 13)	331,002	389,755
Taxes payable	26,363	21,772
Other liabilities (Note 14)	26,495	34,410

Total Non-Current Liabilities	454,154	515,381

Total Liabilities	831,915	826,358
Minority interest	443,667	445,839
Temporary differences in valuation of hedge derivative instruments	826	—
SHAREHOLDERS´ EQUITY	1,291,016	1,252,229

Total Liabilities and Shareholders´ Equity	2,567,424	2,524,426

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

In thousand of pesos, except “earnings per share” (Notes 1, 2 and 3)

	September 30, 2005	September 30, 2004
Sales, leases and services	105,950	70,872
Cost of sales, leases and services	(45,392)	(33,574)

Gross profit	60,558	37,298
Gain from valuation of inventories at net realizable value	2,871	—
Selling expenses	(11,606)	(6,326)
Administrative expenses	(19,692)	(12,006)

Subtotal	(28,427)	(18,332)
Net gain in credit card trust Tarjeta Shopping	1,305	609

Operating income (Note 4)	33,436	19,575
Amortization of goodwill	(279)	(644)
Financial results generated by assets:
Interest income	1,216	1,179
Interest on discount by assets	56	23
Gain on financial operations	204	3,181
Exchange gain	2,530	1,594

Subtotal	4,006	5,977
Financial results generated by liabilities:
Interest on discount by liabilities	5	(131)
Discounts	—	—
Exchange loss	(4,728)	(4,120)
Financial expenses	(12,309)	(13,986)

Subtotal	(17,032)	(18,237)

Financial results, net	(13,026)	(12,260)
Equity gain from related parties	19,086	22,539
Other income and expenses, net (Note 15)	(1,754)	(1,126)

Net Income before taxes and minority interest	37,463	28,084
Income tax and asset tax	(13,263)	(8,877)
Minority interest	(5,554)	(2,017)

Net income for the period	18,646	17,190

Earnings per common share
Basic (Note 25)	0.052	0.069
Diluted (Note 25)	0.041	0.042

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2005	September 30, 2004
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	142,589	122,913
Cash and cash equivalents as of end of period	146,940	124,476

Net increase in cash and cash equivalents	4,351	1,563

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	18,646	17,190
Plus income tax accrued for the year	13,263	8,877
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain from related parties	(19,086)	(22,539)
• Minority interest	5,554	2,017
• Allowances and reserves	7,846	662
• Amortization and depreciation	20,298	17,452
• Financial results	5,719	3,595
• Gain from valuation of inventories at net realizable value	(2,871)	—
• Realized gains	(2,428)	—
• Uncollected expenses	2,510	—
Changes in operating assets and liabilities:
• (Increase) Decrease in current investments	(3,567)	1,889
• Increase in non-current investments	(2,007)	—
• Increase in mortgages and lease receivables	(17,004)	(7,703)
• Decrease in other receivables	2,301	1,451
• Increase in inventories	(1,662)	(1,551)
• (Decrease) Increase in intangible assets	61	(850)
• Increase in taxes payable, salaries and social security charges and customer advances	8,172	3,112
• Increase (decrease) in trade accounts payable	3,598	(577)
• Increase in accrued interest	4,245	7,819
• Decrease in other liabilities	(1,826)	(250)

Net cash provided by operating activities	41,762	30,594

CASH FLOWS FROM INVESTING ACTIVITIES:
• Payment for companies acquired net of cash acquired	(3,813)	—
• Guarantee of deposit	(8,610)	—
• Decrease in minority interest	(3,479)	(6,070)
• Contributions for the setting up of companies	—	(125)
• Sale of IRSA Telecomunicaciones N.V.	1,719	—
• Improvements to undeveloped parcels of land	(9)	(102)
• Advance payment for the purchase of shares	—	(5,196)
• Purchase and improvements of fixed assets	(11,567)	(13,757)

Net cash used in investing activities	(25,759)	(25,250)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Swap guarantee deposit	(581)	—
• Increase in debt	3,135	—
• Payment of debt	(10,175)	(21,960)
• Loans to related companies	(5,150)	—
• Mortgage settlement	(14,731)	—
• Issuance of capital stock	15,850	18,179

Net cash used in financing activities	(11,652)	(3,781)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,351	1,563

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2005	September 30, 2004
Supplemental cash flow information
Cash paid during the period:
• Interest	11,326	9,717
• Income tax	237	219

Non-cash activities:

• Increase in inventories through a decrease in fixed assets	—	1,028
• Increase in intangible assets through a decrease in fixed assets	7	—
• Increase in inventories through a decrease in undeveloped parcels of lands	—	25,979
• Increase in other receivables through a decrease in fixed assets	82	—
• Increase in temporary differences in valuation of hedge derivative instruments through an increase in other receivables	826	—
• Increase in credit card trust Tarshop	—	3,756
• Liquidation of interest in credit card trust Tarshop	—	1,222
• Conversion of negotiable obligations into shares	4,291	1,454

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2005	September 30, 2004
Acquisitions of subsidiary companies:

Other receivables	99	—
Undeveloped land	269	—
Other liabilities	(89)	—

Net value of the acquired assets	279	—

Increase in value of undeveloped land acquired	3,652	—

Purchase value of acquired subsidiaries	3,931	—

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004.

In thousand of pesos (Notes 1, 2 and 3)

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its balance sheets at September 30, 2005 and June 30, 2005 and the statements of income and cash flows for the three-month periods ended September 30, 2005 and 2004 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

Financial statements corresponding to the three-month economic periods ended September 30, 2005 and 2004 have not been audited yet. The management believes they include all necessary settlements to reasonably show the consolidated results of each period.

Results for the three-month economic periods ended September 30, 2005 and 2004 do not necessarily reflect the portion of the company’s consolidated result for such complete years.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT AND INDIRECT % OF CAPITAL (*)		DIRECT AND INDIRECT % OF VOTING SHARES (*)
COMPANIES	September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	66.67	66.67	66.67	66.67
Abril S.A.	83.33	83.33	83.33	83.33
Pereiraola S.A.	83.33	83.33	83.33	83.33
Baldovinos S.A.	83.33	83.33	83.33	83.33
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Llao LLao Resorts S.A.	50.00	50.00	50.00	50.00
Buenos Aires Trade & Finance Center S.A.	100.00	100.00	100.00	100.00
Alto Palermo S.A. (“APSA”)	61.50	60.69	61.50	60.69
Canteras Natal Crespo S.A. (1)	39.99	—	39.99	—

(*)	The above holdings do not contemplate irrevocable capital contributions.
(1)	The Company holds joint control of Canteras Natal Crespo S.A. with ECIPSA, see Note 17 to the basic Unaudited Financial Statement.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 1: (Continued)

b.	Comparative Information

Balance sheet items at June 30, 2005 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual consolidated financial statements corresponding to the year then ended.

The balances at September 30, 2005 of the Statements of Income, Changes in Shareholders´ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

Certain amounts in the financial statements at September 30, 2004 were reclassified for disclosure on a comparative basis with those for the period ended September, 2005

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items is the domestic wholesale price index published by the National Institute of Statistics and Census.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. Note 1 to the unaudited basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the period. See Note 1.5.i. to the unaudited basic financial statements.

b.	Revenue recognition

The Company’s revenues mainly stem from office leases, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

b.	(Continued)

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

Credit card operations

Revenues derived from credit card transactions include commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized at the time it is accrued.

Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

c.	(Continued)

Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls. Those expenses are amortized by the straight-line method in 3 years for each shopping mall, beginning as from the date of opening.

Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets do not exceed its estimated recoverable value at the end of each period.

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life of 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also included was the goodwill from the subsidiary APSA, originating from the purchase of shares of Tarshop S.A. and Fibesa S.A., which is amortized through the straight-line method over a period that not exceeds 10 years.

Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Sale and development of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, and Financial operations and others. As discussed in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E..

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity, internet, telecommunications and other technology-related activities of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited basic financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of September 30, 2005

	Sale and development of properties	Office and Other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Financial and other operations	Total
Sales, leases and services	500	6,464	73,674	24,873	439	105,950
Cost of sales, leases and services	(592)	(2,108)	(28,405)	(13,869)	(418)	(45,392)
Gross (loss) profit	(92)	4,356	45,269	11,004	21	60,558
Income from valuation of inventories at net sale value	2,871	—	—	—	—	2,871
Selling expenses	(505)	(250)	(8,184)	(2,667)	—	(11,606)
Administrative expenses	(2,649)	(2,477)	(9,573)	(4,993)	—	(19,692)
Net gain in credit card trust	—	—	1,305	—	—	1,305

Operating income (loss)	(375)	1,629	28,817	3,344	21	33,436

Depreciation and amortization (b)	34	1,978	15,688	2,372	—	20,072

Addition of fixed assets and intangible assets	452	62	8,505	2,548	—	11,567
Non-current investments in other companies	—	—	662	—	236,467	237,129

Operating assets	350,998	364,220	1,109,968	134,769	—	1,959,955
Non- Operating assets	57,011	59,159	33,983	2,326	454,990	607,469
Total assets	408,009	423,379	1,143,951	137,095	454,990	2,567,424

Operating liabilities	11,374	60,281	162,933	21,279	—	255,867
Non-Operating liabilities	97,189	73,218	302,086	45,092	58,463	576,048
Total liabilities	108,563	133,499	465,019	66,371	58,463	831,915

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income (loss).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of September 30, 2004

	Sale and development of properties	Office and Other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Financial and other operations	Total
Sales, leases and services	1,267	4,317	45,347	19,798	143	70,872
Cost of sales, leases and services	(1,364)	(1,908)	(19,047)	(11,112)	(143)	(33,574)
Gross (loss) profit	(97)	2,409	26,300	8,686	—	37,298
Selling expenses	(216)	(201)	(3,778)	(2,131)	—	(6,326)
Administrative expenses	(1,559)	(1,124)	(5,097)	(4,226)	—	(12,006)
Net income in credit card trust	—	—	609	—	—	609

Operating income	(1,872)	1,084	18,034	2,329	—	19,575

Depreciation and amortization (b)	46	1,662	13,155	2,277	—	17,140

Additions of fixed assets and intangible assets (c)	—	20,370	50,921	8,025	—	79,316
Non-current investments in other companies (c)	—	—	808	—	219,432	220,240

Operating assets (c)	343,803	364,420	1,124,780	133,035	—	1,966,038
Non-operating assets (c)	55,442	58,766	10,678	2,136	431,366	558,388
Total assets (c)	399,245	423,186	1,135,458	135,171	431,366	2,524,426

Operating liabilities (c)	11,040	68,129	147,915	20,313	—	247,397
Non-operating liabilities (c)	96,332	72,266	308,153	44,735	57,475	578,961
Total liabilities (c)	107,372	140,395	456,068	65,048	57,475	826,358

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information at June 30, 2005

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 5: CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2005	June 30, 2005
Cash in local currency	2,913	2,232
Cash in US$	1,972	5,135
Banks in local currency	16,264	14,998
Banks in US$	30,939	30,702
Banks in EUR	286	284
Special current accounts in local currency	4,476	2,106
Foreign accounts	24,073	42,099
Checks to be deposited	1,343	688

	82,266	98,244

NOTE 6: MORTGAGES AND LEASES RECEIVABLE

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	2,311	870	2,117	840
Interest to be accrued	(9)	(4)	(10)	(5)
Debtors from leases and credit card	53,398	10,235	51,256	7,899
Debtors from leases under legal proceedings	22,805	—	22,664	—
Debtors from sales under legal proceedings	2,370	—	2,368	—
Checks to be deposited	26,522	—	20,319	—
Related parties	186	—	146	—
Mortgages accounts receivable from hotel activities	5,977	—	4,876	—
Less:
Allowance for doubtful accounts	(475)	—	(425)	—
Allowance for doubtful leases	(37,994)	(983)	(37,830)	(969)

	75,091	10,118	65,481	7,765

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 7: OTHER RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
Asset tax	14,803	26,659	18,009	25,694
Value added tax	3,925	5,123	3,838	5,173
Related parties	2,659	43	2,055	46
Guarantee deposits (1)	8,889	22	279	19
Prepaid expenses	5,190	303	6,878	315
Guarantee of default credit (2)	—	17,267	—	17,128
Expenses to be recovered	3,567	—	3,726	—
Fund Administration	191	—	191	—
Advances to be rendered	72	—	79	—
Gross sales tax	976	892	1,037	782
Deferred income tax	—	62,075	—	61,761
Debtors under legal proceeding	47	—	96	—
Sundry debtors	2,771	—	2,837	—
Operating pending settlement	349	—	269	—
Income tax prepayments and withholding tax	1,022	—	1,332	—
Country club debtors	412	—	412	—
Trust accounts receivable	493	3,649	4,090	2,549
Interest rate swap receivable	1,407	—	—	—
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Tax on personal assets to be recovered	3,736	—	5,823	—
Allowance for tax on personal assets	(3,155)	—	(5,326)	—
Pre-paid insurance	—	—	52	—
Judicial attachments (Note 26)	861	—	861	—
Present value – other receivables	—	(1,152)	—	(1,064)
Other	190	135	156	135

	48,405	115,016	46,694	112,538

(1)	Includes a US$ 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a commercial center and a dwelling and/or office building.
(2)	See note 15 to the unaduited basic financial statements and Note 16 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 8: INVENTORIES

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
Credit from barter of “Edificios Cruceros”(1)	11,242	—	8,141	—
Dock 13	1,605	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti “D”	65	—	65	—
Torres Jardín	468	—	468	—
V. Celina	43	—	43	—
Abril / Baldovinos	2,348	8,071	7,671	2,782
San Martín de Tours	13,425	—	11,743	—
Credit from barter of Benavidez (Note 27)	—	8,542	—	8,542
Torres de Abasto	518	—	518	—
Dique III (2)	33,892	—	33,699	—
Credit from barter of Parcel 1 c) Dique III (Note 21)	—	22,861	—	22,861
Torres Rosario	—	19,308	—	19,275
Other inventories	1,607	—	1,660	—

	65,226	58,782	65,626	53,460

(1)	See note 1.5.h to the unaudited basic financial statements.
(2)	Corresponds to parcel 1 e) (valued at cost). An option contract was signed for this plot and this option has not been exercised as of the date of issuance of these unaudited financial statements. Also, corresponds to parcel 1 d) (valued at net realizable value). A preliminary sale contract was signed for this plot. See Note 21.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 9: INVESTMENTS

The breakdown for this item is as follows:

	September 30, 2005	June 30, 2005
Current
Cedro (1)	—	5
Lebacs (1)	9,420	3,445
Boden (1)	38	39
Mortgage bonds (1)	3,333	3,523
Bono Argentina Discount (1)	—	1,074
IRSA I Trust Exchangeable Certificate (1)	143	558
Time deposits and money markets	29,969	24,754
Mutual funds (2)	83,637	69,229
Tarshop Trust (1)	9,289	10,634
Banco Ciudad de Bs. As. Bond (1)	392	391
Other investments (1)	36	38

	136,257	113,690

Non-current
Banco de Crédito y Securitización S.A.	4,521	4,448
Banco Hipotecario S.A.	231,946	213,265
IRSA Telecomunicaciones N.V.	—	1,719
E-Commerce Latina S.A	662	808
IRSA I Trust Exchangeable Certificate	3,566	3,353
Tarshop Trust	24,139	19,256
Banco Ciudad de Bs. As. Bond	388	482
Other investments	37	48

	265,259	243,379

Undeveloped parcels of land:
Dique IV	6,499	6,490
Caballito plots of land	19,898	19,898
Padilla 902	89	89
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Puerto Retiro (Note 16)	46,454	46,493
Santa María del Plata	112,771	112,771
Pereiraola	21,875	21,875
Air space Supermercado Coto	11,695	11,695
Caballito	31,065	31,065
Neuquén	9,987	9,987
Alcorta Plaza	18,048	18,048
Canteras Natal Crespo	3,921	—
Other parcels of undeveloped land	3,378	3,378

	292,118	288,227

	557,377	531,606

(1)	Not considered as cash for unaudited consolidated statements of cash flow purposes.
(2)	Include Ps. 46,142 and Ps. 46,886 at September 30, 2005 and at June 30, 2005, respectively, corresponding to “Dolphin Fund PLC”, not considered as cash for consolidated statement of cash flow purposes.
Include Ps. 1,752 and Ps. 1,738 at September 30, 2005 and at June 30, 2005, respectively, corresponding to NCH Development Partner fund not considered as cash for consolidated statement of cash flow purposes.
Include Ps. 1,038 and Ps. 1,014 at September 30, 2005 and at June 30, 2005, respectively, corresponding to Gainvest funds no considered cash for consolidated statements of cash flow purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 10: FIXED ASSETS

The breakdown for this item is as follows:

	September 30, 2005	June 30, 2005
Hotels
Llao-Llao	34,379	33,097
Intercontinental	56,508	57,073
Libertador	36,297	36,700

	127,184	126,870

Office buildings
Avda. de Mayo 595	4,548	4,574
Avda. Madero 942	2,389	2,401
Edificios Costeros (Dique II)	19,290	19,358
Laminar Plaza	30,443	30,577
Libertador 498	43,102	43,307
Libertador 602	2,971	2,985
Madero 1020	1,657	1,665
Maipú 1300	44,368	44,581
Reconquista 823	19,261	19,355
Rivadavia 2768	163	164
Sarmiento 517	84	84
Suipacha 652	11,685	11,749
Intercontinental Plaza	67,356	67,741
Costeros Dique IV	21,754	21,849
Bouchard 710	71,864	72,222

	340,935	342,612

Commercial real estate
Alsina 934	1,422	1,429
Constitución 1111	543	545

	1,965	1,974

Other fixed assets
Abril	1,142	1,133
Alto Palermo Park	497	500
Thames	3,033	3,033
Santa María del Plata	12,139	12,109
Constitución 1159	1,324	1,324
Other	1,905	1,593

	20,040	19,692

Shopping Center
Alto Avellaneda	96,549	98,750
Alto Palermo	206,279	210,822
Paseo Alcorta	65,128	65,816
Abasto	200,758	202,776
Patio Bullrich	114,068	115,602
Buenos Aires Design	20,325	20,935
Alto Noa	30,390	30,883
Alto Rosario	79,907	79,117
Mendoza Plaza Shopping (Former Pérez Cuesta S.A.C.I.)	86,380	83,706
Other properties	12,360	12,103
Other fixed assets	27,560	24,970

	939,704	945,480

Total	1,429,828	1,436,628

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 11: MORTGAGES PAYABLE

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
Mortgage payable San Martin de Tours	3,356	—	2,935	—
Mortgage payable Bouchard 710 (1)	13,105	24,466	22,527	27,627

	16,461	24,466	25,462	27,627

(1)	See details in Notes 6 and 12 to the unaudited basic financial statements.

NOTE 12: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
Admission rights	20,415	29,344	18,041	26,061
Lease and service advances	11,349	14,369	10,966	13,807
Customer advances	27,147	—	20,911	—
Advance for the sale of land (1)	1,018	—	1,006	—

	59,929	43,713	50,924	39,868

(1)	Corresponds to a payment in advance of Euros 300 received by APSA from Villa Hermosa S.A. related to a preliminary sale contract for a plot of land that is currently an integral part of the property located in Rosario, on which APSA plans to build buildings for housing. The sale transaction is subject to certain suspensive conditions. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 13: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
Convertible Negotiable Obligations APSA 2006 (1)	45,197	—	—	44,821
Accrued interest- Convertible Negotiable Obligations APSA 2006 (1)	905	—	2,016	—
Bank loans (2)	83,999	72,271	77,182	82,218
Accrued interest - bank loans (2)	2,606	6,369	1,630	5,987
Bond 100 M. (3)	—	165,158	—	168,059
Interest-Bond 100 M. (3)	5,085	—	1,726	—
Negotiable obligations 2009 - principal amount (4)	10,878	76,826	10,792	78,917
Negotiable obligations 2009 - accrued interest (4)	635	10,378	572	9,753

	149,305	331,002	93,918	389,755

1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (CNB) issued originally by APSA for an outstanding amount of US$ 50 million, as detailed in Note 23 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
2)	The outstanding balance at September 30, 2005 includes mainly the following loans:

(a)	Unsecured loan expiring in 2009 as set out in Note 7 to the unaudited basic financial statements amounted to Ps. 53,964 (Ps. 55,198 at June 30, 2005).
(b)	US$ 11 million loan granted by Deutsch Bank to APSA on March 4, 2005 with installments of principal and interest amounted to US$ 5 million falling due as from April 4, 2005 and amounted to US$ 3 million each one, falling due on February 1, 2006 and on August 1, 2006 respectively. The loan accrues annual interest equivalent to LIBOR plus 4.232%. On April 4, 2005 APSA paid the first principal installment plus accrued interest.
(c)	On April 5, 2005 APSA accepted a syndicated loan from Banco Río de la Plata S.A. and Bank Boston N.A. amounting to Ps. 50 million, payable in 4 equal and consecutive semiannual installments from October 2005. The final due date of the transaction falls on April 5, 2007. During the first year this loan will accrue interest at a fixed interest rate of 7.875 % and during the second year, will accrue interest at the Central Bank survey rate plus 3%.
The terms of this loan require APSA to maintain certain financial ratios and conditions, and certain indicators and levels of indebtedness.The proceeds from this loan were used to settle the outstanding balance, amounting to Ps. 48.4 million, of Negotiable Obligations originally issued for an amount of Ps. 85.0 million.
On October 5, 2005 the first capital installment of $ 12.5 million was cancelled as well as the second installment of interest of the loan, which funds principally come from the dividends that Shopping Alto Palermo S.A. approved on a timely basis.
(d)	Hotels Argentinos S.A. mortgage loan amounting to US$ 8,000. See Note 16.
(e)	Other loans and bank overdrafts amounting to Ps. 29,210.
3)	Corresponds to the issue of Convertible Negotiable Bonds of the Company for a total value of US$ 100 million as set forth in Notes 7 and 13 to the unaudited basic financial statements.
4)	Corresponds to the issue of Negotiable Bonds secured with certain Company assets maturing in 2009, as detailed in Note 7 and 12 b. to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 14: OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- current	Current	Non- current
Debt from acquisition of subsidiary companies (1)	11,670	—	11,348	5,030
Dividends payable	39	—	39	—
Related parties	3,641	1,746	2,829	1,732
Guarantee deposits	1,368	2,503	924	2,787
Provisions for lawsuits and contingencies (2)	7,710	10,888	9,776	11,027
Directors’ fees provision	13,315	—	10,379	—
Directors’ fees advances	(3,338)	—	(3,327)	—
Rebelled condominium expenses	310	—	475	—
Directors’ guarantee deposits	—	8	—	8
Sundry creditors	73	—	39	—
Fund Administration	636	—	636	—
Pending settlements for sales of plots	75	—	57	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 30)	526	11,341	635	13,818
Donations payable	3,960	—	3,960	—
Present value – other liabilities	—	(3)	—	(4)
Trust accounts payable	283	—	283	—
Other	2,615	12	1,051	12

	42,883	26,495	39,104	34,410

(1)	The balances as of September 30, 2005 mainly include:

a.	Ps. 5,740 relating to the financing of the acquisition of Shopping Neuquén S.A. shares made by APSA on July 6, 1999 (Ps. 3,265 of principal and Ps. 2,475 of C.E.R.). This loan accrues interest equivalent to LIBOR for six months. At September 30, 2005 LIBO rate for six months was 4.232%,
b.	Ps. 4,855 maturing on September 29, 2006 corresponding to the financed acquisition of Mendoza Plaza Shopping S.A (Former Pérez Cuesta S.A.C.I.) shares (See Note 28); and,
c.	Ps. 181 related to the acquisition of 50% share of Conil S.A.
(2)	The Company has recorder provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 15: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2005	September 30, 2005
Other income:
Gain from sale of fixed assets and intangible assets	—	7
Accelerated Realized earnings (Note 30)	2,548	248

	2,548	255

Other expenses:
Unrecoverable VAT receivable	(172)	(85)
Donations	(131)	(48)
Lawsuits contingencies	(187)	(109)
Debit and credit tax	(195)	(113)
Tax on personal assets	(1,201)	(953)
Allowance for doubtful accounts	(1,452)	—
Other	(964)	(73)

	(4,302)	(1,381)

Other income and expenses, net	(1,754)	(1,126)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 16: RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of The Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the real estate property near Puerto Madero denominated “Planta 1” which had been acquired from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor, a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A..

The legal proceedings have practically reached the end of the time allowed to produce evidence. Puerto Retiro S.A. contested the complaint and appealed the provisional remedy, which was dismissed. The next steps will be the allegations and the handing down of the first instance sentence.

Management and the legal counsels of Puerto Retiro S.A. believe that the extension of the bankruptcy will be dismissed by the Court.

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (subsidiary company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300. The agreement was signed on January 26, 2001.

Interest payments must be paid quarterly in arrears at an annual interest rate equivalent to LIBOR for 12 months loans plus the applicable mark-up per the contract.

The guarantee granted was a senior mortgage on a property owned by Hoteles Argentinos S.A., which houses the Hotel Sheraton Libertador Buenos Aires. As a result of the economic situation of the country, the lack of credit and the crisis of the Argentine financial system, principal installments falling due as from January 26, 2002 and the interest installments falling due as from July 29, 2002, amounting to US$ 6,681, were not paid by Hoteles Argentinos S.A.. As failure to pay the installments when due entitles the creditors to require acceleration of principal and interest maturities, the loan has been

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 16: (Continued)

classified and shown under short – term debt. On March 5, 2004, BankBoston N.A. formally notified Hoteles Argentinos S.A. that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 between Hoteles Argentinos S.A. as borrower and BankBoston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract.

Consequently, all pending obligations of Hoteles Argentinos S.A. must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that Hoteles Argentinos S.A. owed Marathon Master Fund, Ltd. for US$ 7,925.

On March 23, 2005 Ritelco S.A. sold the above-mentioned loan to Credit Suisse First Boston (“CSFB”) for US$ 8,000, signing a Credit Default Swap contract between CSFB and the Company, which among other conditions, guarantees the payment of Hoteles Argentinos S.A.’s debt and in the event of non-compliance establishes that the Company must repurchase this credit. In guarantee of compliance with the contract, the Company made a payment of US$ 2,000 to CSFB which is disclosed under “Guarantee of default credit”.

Hoteles Argentinos S.A. had initiated the restructuring process and refinancing of its debt, for which it should present a restructuring plan of the total debt prior to September 15, 2005, which should expired on March 23, 2009.

As Hoteles Argentinos S.A. had not concluded the restructuring process, on September 15, 2005 a six month term extension was agreed with CSFB in order to finish such process. The limit date agreed to conclude the restructuring process is March 15, 2006. In order to validate such agreement a new confirmation was signed and a payment of U$S 229 was made effective to CSFB.

Alto Palermo Group - Restricted assets.

a)	Other current liabilities include Shopping Neuquén S.A. liability amounting to Ps. 42, corresponding to a mortgage set up on acquired land for Ps. 3,314.

b)	At September 30, 2005, under other current receivables, the Company discloses funds amounting to Ps. 108 restricted by the National Labor Court of First Instance No. 40 Unique Secretary in relation to the case “Del Valle Soria, Delicia against New Shopping S.A.” claiming unfair dismissal.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 16: (Continued)

c)	Emprendimiento Recoleta S.A. shares owned by APSA (representing 51% of the capital stock) are pledged. Net consolidated assets for this shareholding interest amount to Ps. 13,482.

d)	Current financial loans include Mendoza Plaza Shopping S.A. debt of $ 1,019. This liability is secured by a mortgage amounting to $ 3,205 on the land acquired to C & A Argentina S.C.S.

NOTE 17: TARSHOP S.A. CREDIT CARD RECEIVABLE SECURITIZACION

The Company has ongoing revolving period securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the receivables transferred to the trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the trusts) and the certificates issued by the trusts. The latter are recorded at their equity values at the closing of the period on the basis of the financial statements issued by the trusts.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On August 9, 2005 Ritelco S.A. sold 335,893 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (100% subsidiary of the Company) in the total amount of US$ 1,536 (equivalent to market value of US$ 4,57 per share). See Note 18 to the unaudited basic financial statements in connection with the sale of the interest in Banco Hipotecario S.A. made by IRSA to Buenos Aires Trade & Finance Center S.A.

As such transactions were made among subsidiaries, in which IRSA holds 100% interest, they do not modify the shareholding and do not affect the unaudited consolidated financial statements.

As of September 30, 2005, total shareholding amounted to 17,641,015.

NOTE 19: SALE OF INVESTMENT IN IRSA TELECOMUNICACIONES N.V. (ITNV)

At June 30, 2005, Ritelco held an investment in ITNV representing 49.36% of its common shares. Ritelco had discontinued in prior years the application of the equity method for valuing this investment because there were mandatorily redeemable preferred shares issued by ITNV, as Ritelco had not secured ITNV obligations, nor had it agreed to provide financial support to that company. For this reason, the investment in ITNV was valued at zero.

On August 19, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco S.A. and Dolphin Fund Plc (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders (4,106,000 and 1,675,000 shares, respectively) for US$ 0.1470333852 per share. The amount of this transaction is US$850, of which US$ 604 correspond to Ritelco S.A.

Taking into account that the above-mentioned transaction occurred subsequent to year-end, but before the issuance of the annual financial statements, Ritelco took up as of June 30, 2005 the investment in ITNV at its equity value up to the limit of its recoverable value. Consequently, Ritelco recorded an income of US$ 604 as of June 30, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 20: MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

The Board of Directors of The Company, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24,441, was approved by the National Securities Commission by means of Resolution No. 13,040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, The Company, Inversora Bolívar S.A. and Baldovinos S.A. (indirect subsidiaries )(hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above-mentioned program, the trustors have sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,585 to the Trustee, in exchange for cash and a part of the issuance by the Trustee of Participation Certificates. The different types of Participation Certificates issued by the Trustee are set out as follows:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300 with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000 with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 20: (Continued)

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600 with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,686. These grant the right to collect monthly sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which, among other conditions, a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also nominal value of the Participation Certificates Class D was modified. New nominal value amounted to Ps. 10,321.

At September 30, 2005, the value of Class D Participation Certificates amounted to Ps. 3,091 in IRSA, Ps. 492 in Inversora Bolívar S.A., and Ps. 126 in Baldovinos S.A.. Class A, B, and C Certificates have been totally amortized at the end of the period.

NOTE 21: DIQUE III – BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade & Finance Center S.A. (subsidiary company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 21: (Continued)

Furthermore, DYPSA has an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA agreed to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of the period as of December 31, 2004.

On November 25, 2004 the deed of conveyance of title of the lot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter lot 1e) by such company as explained in the first paragraph of this Note. In guarantee of this transaction, DYPSA set up a first degree mortgage for US$ 8,030 on lot 1c).

The option to exchange lot 1e) is subject to the construction of the 13th floor of the building to be constructed on lot 1c).

On May 18, 2005 Buenos Aires Trade & Finance Center S.A. approved the offer of DYPSA, Desarrollos y Proyectos Sociedad Anónima, made during such period and signed the preliminary sales contract for the plot of parcel 1d), owned by said company. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, which is scheduled for November 17, 2005.

NOTE 22: DERIVATIVE INSTRUMENTS

Interest rate swaps

Alto Palermo S.A. (APSA) has used certain financial instruments to reduce its financing costs. Major financing institutions have been the counterparties of such instruments. APSA has not emitted derivative instruments with the objective of selling and purchasing. APSA managed the risk of possible counterparties’ inability to fulfill instrument clauses.

In order to minimize its financing costs, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to dollar-denominated floating rate debt, which as of September 30, 2005 is fully cancelled. During the period ended September 30, 2004, the Company recorded profits amounting to Ps. 1.07 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 22: (Continued)

Options and future contracts to purchase metals

During the three-month period ended September 30, 2005, Ritelco S.A. entered into future contracts for the purchase of silver. In accordance with its risk management policies, Ritelco S.A. uses future metal contracts for speculative purposes.

In guarantee of “futures transactions”, Ritelco S.A. maintains a guarantee deposit of Ps. 349.

The gain generated during the three-month period ended September 30, 2005 corresponding to “future metal transactions” amounted to Ps. 381 (equivalent to U$S 133) which is disclosed under “Gain on financial operations” in the Unaudited Statements of Income.

NOTE 23: ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible into shares for US$ 50,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2006.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi- annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 23: (Continued)

The Convertible Negotiable Obligations were paid in cash or through the use of liabilities due from APSA at the time of the subscription.

APSA used the proceeds obtained from the offering of securities to the payment of expenses and fees relating to issuing and placement of convertible negotiable obligations, payment of liabilities with shareholders and repurchase of negotiable obligations Class A-2 and B-2 the latter belong to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocation of funds duly presented to the National Securities Commission.

At September 30, 2005, certain holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.72 million. As of September 30, 2005, the outstanding balance APSA Convertible Negotiable Obligations amounted to US$ 47.28 million of which US$ 31.7 million correspond to IRSA’s holding which is eliminated in consolidation process.

With respect to the maturity to become effective in July 2006 of these Negotiable Obligations and whose principal holders are Company shareholders, we are currently evaluating different alternatives should the shareholders decide not to exercise their right to convert the negotiable obligations at maturity.

NOTE 24: ALTO PALERMO - OPTIONS GRANTED IN RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year, capitalizable annually.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 25: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the unaudited basic financial statements.

	September 30, 2005	September 30, 2004
Weighted - average outstanding shares	359,194	248,803
Conversion of negotiable obligations	208,235	326,580
Weighted - average diluted common shares	567,429	575,383

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	September 30, 2005	September 30, 2004
Net income for calculation of basic earnings per share	18,646	17,190
Exchange difference	1,292	2,002
Interest	3,299	5,211
Income tax	—	—

Net income for calculation of diluted earnings per share	23,237	24,403

Net basic earnings per share	0.052	0.069
Net diluted earnings per share	0.041	0.042

NOTE 26: PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones Sociedad Anónima), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers’ fees.

The unpaid balance approved in the court records, carried out by the plaintiff as of March 31, 2001, includes face value bonds of US$ 4,127, plus compensatory and punitive interest, payable in cash, in a total amount of US$ 3,800.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 26: (Continued)

On March 2, 2004, the Company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4,127, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,155.

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

A report of the legal advisors states that the balance remains unpaid and outlines that the Company has deposited with the court the debt titles determined in the unpaid balance, and an amount in cash of Ps. 7,191, whereas the unpaid balance approved in the court records was US$ 3,780.

In line with the matters reported by the lawyers in respect of this suit, the Company management recorded a reserve for an amount Ps. $ 3,779 as of September 30, 2005, which was determined according to the difference between the amount claimed for compensatory and punitive interest of US$ 3,800 and the amount deposited in the court of $ 7,191.

The plaintiff’s lawyers (five complainants) filed a motion in relation to their fees in the case, as they understood that the amount agreed should have been paid in U.S. dollars and not in pesos, estimating the difference, in comparison with the amount already paid, in US$ 384. In a provisional remedy, due to the unpaid balance carried out in the court records under the claims of two of the lawyers, an order was issued to attach the Company’s current accounts, which occurred in March 2005 in the amount of Ps. 788. As of September 30, 2005, such attached funds amounts to Ps. 861.

The Company legal advisors challenged the unpaid balance carried out in the court records based on several reasons (payments performed prior to the pesification, unlawful and exorbitant interest, etc.). The Company is currently awaiting the resolution of the challenges submitted by means of request. In accordance with the probable contingency reported by the lawyers as of September 30, 2005, the Company management has reserved the amount of Ps. 2,300.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 27: OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A. (indirect subsidary companies) and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted DEESA an option to acquire land in Benavídez.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted the exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980 to Inversora Bolívar S.A., of which US$ 980 were paid during the previous quarter and the balance of US$ 3,000 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% at the time of certification of 50 % of the progress of work and the remaining upon certification of 90% of work progress.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 28: ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING (Former Pérez Cuesta S.A.C.I.)

On September 29, 2004, Alto Palermo S.A. (APSA) entered into a purchase-sale contract covering 49.9% of the capital stock of Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) for US$ 5.3 million, of which two installments of US$ 1.77 million each were paid on December 2, 2004 and September 29, 2005. The remaining balance of the acquisition will be paid in an installment of US$ 1.77 million on September 29, 2006.

Through this acquisition, APSA became holder of 68.8% of the capital stock of the above company, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having been approved by that Commission on November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and a extraordinary shareholders’ meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A.

At May 31, 2005 the deed implementing the changes in the Company’s by-laws had been signed before Public Notary; this amendment was approved by the enforcement agencies as of June 30, 2005.

Simultaneously with the purchase-sale of the shares Mendoza Plaza Shopping S.A. (Former of Pérez Cuesta S.A.C.I.), APSA entered into the following contracts:

•	Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to the Company originally granted to Mendoza Plaza Shopping S.A. (Former to Pérez Cuesta S.A.C.I.) amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) had failed to comply with its payment obligations.

The loans were secured by the assignment in guarantee of rental payments to be made by Falabella S.A. to Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.).

The documentation was notarized on March 30, 2005 by which Banco de Chile transferred all the mortgage rights to Alto Palermo S.A. (APSA) and the latter acquired the credit for US$ 8.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 28: (Continued)

•	Call option with HSBC Bank Argentina S.A., whereby the Company was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) amounting to US$ 7.0 million which the latter failed to pay. The loan was secured through the assignment in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A.

On March 29, 2005 Alto Palermo S.A. (APSA) transferred the purchase option entered into with HSBC Bank Argentina S.A. to Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) for the same value as originally agreed and on the same day Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) exercised the option, paying Ps. 6.1 million for the settlement of the loan, (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

•	Agreement with Inversiones Falabella Argentina S.A. establishing as the following:

1.	Capitalization terms were agreed in the event that APSA or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through APSA’s contributions.

2.	Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) and Inversiones Falabella, APSA will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3.	In its capacity as surety, APSA will ensure payment by Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) to Falabella S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4.	Inversiones Falabella Argentina S.A. will have an irrevocable right to sell its shares in Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) (put option) to APSA, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 28: (Continued)

The Extraordinary Shareholders’ Meeting of Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) was held on May 31, 2005, in which the following issues were unanimously decided:

–	Approve a due bill agreement that Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) had with the Company in a total amount of Ps. 36,058 resulting from the payments of the above-mentioned agreements.

–	Approve the Alto Palermo S.A. (APSA) request that such loans be considered as irrevocable contributions to account of future capital increases.

–	Approve the capitalization of the irrevocable contributions account for Ps. 36,058. Through such capitalization of irrevocable contributions, the Company holds 85.40% of the shareholding of Mendoza Plaza Shopping.

NOTE 29: OPENING OF ALTO ROSARIO SHOPPING

On November 9, 2004 APSA inaugurated a new shopping center, Alto Rosario Shopping, in the city of Rosario, Province of Santa Fe.

NOTE 30: CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on Mendoza Plaza Shopping S.A’s. (Former Pérez Cuesta S.A.C.I.) property, which were capitalized as fixed assets in Mendoza Plaza Shopping S.A’s. (Former Pérez Cuesta S.A.C.I.), recognizing the related gain over the term of the contract. At period end, the amount of Ps. 262 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres in the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping S.A’s. (Former Pérez Cuesta S.A.C.I.) was capitalized as a fixed asset, with a balancing entry as unrealized gains, recognizing the depreciation charges and the profits over a 50-year period. At period end, the amount of Ps. 10,968 was pending of accrual.

Also there are included improvements by third parties to be accrued arising from Alto Palermo S.A. (APSA).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 30: (Continued)

On February 2, 1999 Mendoza Plaza Shopping S.A’s. (Former Pérez Cuesta S.A.C.I.) entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926,200 which is being accrued over the amortization period of the property, as from April 1999, date on which it was registered with the Real Estate Record Office.

On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the real estate that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of $2,428, which is shown in “Other income and expenses, net” of the statement of income.

NOTE 31: PROPOSAL TO TRANSFER THE MANAGEMENT OF ABRIL

On May 4, 2005, the Company together with Inversora Bolívar S.A. and Baldovinos S.A. submitted a proposal to the Residents’ Commission of Abril Club de Campo to transfer the management of the Club.

For the proposal to be approved, the Residents’ Commission will require both the approval of two-thirds of the owners, and monetary and non-monetary contributions, among which the following can be outlined:

1.	The Company and Inversora Bolívar S.A. will forward to Abril S.A. the amount of Ps. 500.

2.	The Company and Inversora Bolívar S.A. will repair all the roadways of Abril Club de Campo.

3.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (to be assigned to the building of “sleeping rooms”) including their pertinent shareholding titles.

4.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (commercial stores) including their pertinent shareholding titles.

5.	Baldovinos S.A. commits itself to provide the pertinent right in order to assure for life in favor of Abril S.A. and of the neighbors who live in the Abril Club de Campo, that no buildings will the constructed in four plots of land belonging to the Main House located in Abril Club de Campo.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 32: NEUQUEN PROJECT

On July 6, 1999 APSA acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the shopping center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of September 30, 2005 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a shopping center would be built. The project included the building of a shopping center, a hypermarket, a hotel and a housing building. During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed will be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1,437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance 5,178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree 585/2003. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting among other issues, the annulment of Decrees 1,437/2002 and 585/2003 that the Municipal Executive issued.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 32: (Continued)

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

As of September 30, 2005 Shopping Neuquén S.A. is negotiating with the Municipality of Neuquén an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or annul the original one.

If the extension is not approved, the Municipality of Neuquén would be entitled to request that the real estate sold on a timely basis be returned and if such is the case Shopping Neuquén would not recover its original investment.

In turn, on August 15, 2003 APSA was acknowledged that 85.75% of the old shareholders of Shopping Neuquén S.A. filed a claim requesting the collection of the price balance plus interest and legal costs.

The Company management considers that the current undergoing negotiations will be favorable to the Company interest.

NOTE 33: MERGER BY ABSORPTION WITH IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

The prior merger commitment was entered into on September 21, 2005 between IRSA Inversiones y Representaciones Sociedad Anónima, absorbing company, and Buenos Aires Trade & Finance Center S.A., absorbed company, effective as of October 1, 2005. To the date of closing of these unaudited financial statements, the shareholders of both companies had not approved this prior merger agreement.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 34: SUBSEQUENT EVENTS

On November 1, 2005 the Company’s Annual Stockholders’ Meeting was held, and the following items of the agenda were approved by majority:

–	Election of two shareholders to sign the minutes of meeting.

–	Approval of the annual financial statements ended June 30, 2005.

–	Majority approval of the board of directors conduct of business for the year ended June 30, 2005.

–	Majority approval of the Comitee of Syndics action for the year ended June 30, 2005

The items that follow will be addressed on November 29, 2005:

–	Treatment and application of the income as of June 30, 2005 amounting to $ 33,255.

–	Payment of a dividend in cash for $ 29,000.

–	Appointment of the board of directors.

–	Board of directors’ fees for the year ended June 30, 2005 of $ 4,657 that is $ 2,845 in excess of the 5% limit in accordance with the National Securities Commission requirements.

–	Comitee of Syndics members’ fees.

–	Appointment of the Comitee of Syndics members.

–	Election of the certifying public accountant for the coming fiscal year and corresponding fee.

–	Consideration of the especial merger balance sheet of Alto Palermo S.A. with Alto Research and Development S.A. as of May 31, 2005.

Approval of the gratuitous agreement in favor of the Fundación Museo de los Niños of the Alto Rosario commercial center.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Unaudited

Financial Statements

For the three-month period beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

IRSA Inversiones y Representaciones

Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the three-month period

ended September 30, 2005

compared with the same period of previous year

Amounts stated in thousands of Pesos

Fiscal year No. 63 beginning July 1º, 2005

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)
		In thousand of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share,1 vote each	368,447,883	368,448	368,448

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of September 30, 2005 and June 30, 2005

In thousand of pesos (Note 1)

	September 30, 2005	June 30, 2005
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	20,188	38,782
Investments (Exhibits C, D and G)	120,324	19,476
Mortgages and leases receivables (Note 3 and Exhibit G)	2,881	3,521
Other receivables (Note 4 and Exhibit G)	29,848	4,042
Inventories (Note 5)	26,927	22,157

Total Current Assets	200,168	87,978

NON-CURRENT ASSETS
Mortgages and leases receivables (Note 3)	20	35
Other receivables (Note 4 and Exhibit G)	94,141	93,517
Inventories (Note 5)	181	201
Investments (Exhibits C, D and G)	1,126,022	1,213,344

Fixed assets (Exhibit A)	290,897	291,869

Total Non-Current Assets	1,511,261	1,598,966

Total Assets	1,711,429	1,686,944

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	4,651	5,297
Mortgages payable (Note 6 and Exhibit G)	16,461	25,462
Customer advances (Exhibit G)	7,594	2,472
Short term-debt (Note 7 and Exhibit G)	27,938	29,871
Salaries and social security charges	1,130	1,214
Taxes payable (Exhibit G)	6,164	6,255
Other liabilities (Note 8 and Exhibit G)	21,367	22,795

Total Current Liabilities	85,305	93,366

NON-CURRENT LIABILITIES
Mortgages payables (Note 6 and Exhibit G)	24,466	27,627
Customer advances	492	657
Long term-debt (Note 7 and Exhibit G)	306,002	311,273
Taxes payable	2,428	736
Other liabilities (Note 8 and Exhibit G)	894	1,056

Total Non-Current Liabilities	334,282	341,349

Total Liabilities	419,587	434,715

Temporary differences of valuation of hedge derivative instruments (Note 16)	826	—
SHAREHOLDERS´ EQUITY	1,291,016	1,252,229

Total Liabilities and Shareholders´ Equity	1,711,429	1,686,944

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

In thousand of pesos (Note 1)

	September 30, 2005	September 30, 2004
Sales, leases and services	6,066	3,871
Cost of sales, leases and services (Exhibit F)	(2,344)	(1,952)

Gross profit	3,722	1,919
Gain from valuation of inventories at net realizable value (Note 1.5.h)	2,678	—
Selling expenses (Exhibit H)	(628)	(292)
Administrative expenses (Exhibit H)	(4,649)	(2,474)

Subtotal	(2,599)	(2,766)
Gain from operations and holding of real estate assets	—	—

Operating income	1,123	(847)
Financial results generated by assets:
Interest income	2,495	2,430
Exchange gain	1,707	1,064
Financial gain	2,432	947
Interest on discount by assets	(111)	(24)

Subtotal	6,523	4,417
Financial results generated by liabilities:
Exchange loss	(3,051)	(3,392)
Interest on discount by liabilities	(3)	(5)
Financial expenses (Exhibit H)	(8,889)	(8,768)

Subtotal	(11,943)	(12,165)

Total financial results, net	(5,420)	(7,748)
Equity gain from related parties (Note 10 c.)	25,156	26,664
Other income and expenses, net (Note 9)	(1,359)	(186)

Net income before tax	19,500	17,883
Asset tax (Note 1.5 m., n. and 14)	(854)	(693)

Net income for the period	18,646	17,190

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings
	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve	Accumulated deficit	Total as of September 30, 2005	Total as of September 30, 2004
Balances as of beginning of year	357,267	274,387	676,171	1,307,825	19,447	(75,043)	1,252,229	959,854
Issuance of common stock	11,181	—	8,960	20,141	—	—	20,141	18,179
Net income for the period	—	—	—	—	—	18,646	18,646	17,190

Balances as of September 30, 2005	368,448	274,387	685,131	1,327,966	19,447	(56,397)	1,291,016

Balances as of September 30, 2004	258,253	274,387	604,234	1,136,874	19,447	(161,098)		995,223

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

In thousand of pesos (Note 1)

	September 30, 2005	September 30, 2004
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	41,006	9,864
Cash and cash equivalents as of end of period	34,768	28,282

Net (decrease) increase in cash and cash equivalents	(6,238)	18,418

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	18,646	17,190
Plus asset tax accrued for the period	854	693
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain from related parties	(25,156)	(26,664)
• Gain from valuation of inventories at net realizable value	(2,678)	—
• Allowances and reserves	1,094	19
• Amortization and depreciation	1,689	1,285
• Sundry provisions and allowances	1,595	—
• Results from the sale of shares of Banco Hipotecario S.A.	(1,858)	—
• Financial results	898	(929)
Changes in operating assets and operating liabilities:
• Decrease in current investments	6,656	6,005
• Decrease in receivables from sales and leases	649	227
• (Increase) Decrease in other receivables	(94)	5,404
• Increase in inventory	(1,649)	(1,574)
• Increase (Decrease) in taxes payable, salaries and social security and customer advances	3,677	(1,398)
• (Decrease) Increase in accounts payable	(646)	84
• Increase in accrued interest	4,287	6,886
• Increase (decrease) in other liabilities	3,058	(500)

Net cash provided by operating activities	11,022	6,728

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies	70	332
• Increase interest in subsidiary companies	(117)	(483)
• Purchase of shares Canteras Natal Crespo S.A.	(3,813)	—
• Purchase of shares of Alto Palermo S.A.	(3,504)	(6,074)
• Sale of shares of Alto Palermo S.A.	—	4
• Purchase and improvements of undeveloped parcels of lands	(9)	(99)
• Purchase and improvements of fixed assets	(507)	(169)

Net cash used in investing activities	(7,880)	(6,489)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Repayment of debt	(9,918)	—
• Decrease in payable mortgages	(14,731)	—
• Swap guarantee deposit	(581)	—
• Issuance of common stock	15,850	18,179

Net cash (used in) provided by financing activities	(9,380)	18,179

Net (decrease) increase in cash and cash equivalents	(6,238)	18,418

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

In thousand of pesos (Note 1)

	September 30, 2005	September 30, 2004
Supplemental cash flow information

• Interest paid	2,227	1,525

Non-cash activities:

• Increase in inventories through a decrease in fixed assets	—	1,028
• Conversion of negotiable obligations into shares	4,291	—
• Decrease in non – current investment through an increase in other receivables	22,173	—
• Increase in non – current investment through a decrease in other receivables	118	—
• Decrease in non – current investment through a decrease in other payables	6,250	—
• Increase in temporary differences of valuation of hedge derivative instruments through an increase in other receivables.	826	—

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

Amounts expressed in thousand

NOTE 1: ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Preparation and presentation of financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Unaudited Financial statements corresponding to the three-month economic periods ended September 30, 2005 and 2004 have not been audited yet. The management believes they include all necessary settlements to reasonably show the results of each period.

Results for the three-month economic periods ended September 30, 2005 and 2004 do not necessarily reflect the portion of the company’s result for such complete years.

1.2. Use of estimates

The preparation of unaudited financial statements requires management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited financial statements, and the reported amounts of revenues and expenses for the period. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3. Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the unaudited financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the unaudited financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.3. (Continued)

This criterion is not in line with current professional accounting standards, which establish that the unaudited financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4. Comparative information

Balance sheet items at June 30, 2005 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual consolidated financial statements corresponding to the year then ended.

The balances at September 30, 2005 of the Statements of Income, Changes in Shareholders’ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

1.5. Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realization value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5. (Continued)

e.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period.

Sundry receivables and payables (asset tax, value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require those balances to be discounted. However, the effect resulting from this difference has not had a material impact on the unaudited financial statements.

Liabilities in kind:

The Company records a liability in kind corresponding to an obligation to deliver units to be built in relation to the “San Martín de Tours” property. This liability was valued at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor, and is shown as a current liability under “Mortgages payable”.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5. (Continued)

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.4., or estimated net realizable value, whichever is lower. The Company maintains allowances for impairment of certain inventories for those ones which market value is lower than cost.(See Exhibit E) Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the period ended September 30, 2005 and the fiscal year June 30, 2005 interest costs of the property called “San Martín de Tours” were capitalized for Ps. 222 and Ps. 418, respectively. Previously in the fiscal period ended June 30, 2004 there have been no capitalizations of this item.

Inventories on which advance payments that establish price and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income is valued at the net realization value. Profits arising from such valuation are shown in the “Gain from valuation of inventories at net realizable value” caption of the Statement of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period.

Credits in kind:

The units relating to the building called “Edificios Cruceros” have been valued according to the accounting measuring standards corresponding to inventories receivable and it has been disclosed under “Inventories”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5. (Continued)

i.	Non -current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

•	Investments in subsidiaries and related companies:

Non-current investments in subsidiaries and related companies detailed in Exhibit C have been valued by using the equity method of accounting based on the unaudited financial statements at September 30, 2005 issued by them with the exception of the investment in Banco Hipotecario S.A. as mentioned below. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A. and the related company, Banco Hipotecario S.A.

The Company has an important investment in Banco Hipotecario S.A. Such an investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A., and to the intention of keeping said investment on a permanent basis. As of September 30, 2005, the equity value was applied on interim figures as at the time that these financial statements were issued Banco Hipotecario S.A. had not concluded the issuance process and approval of its financial statements.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5. (Continued)

i.	(Continued)

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3., or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

j.	Fixed assets

Fixed assets comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period. The Company capitalizes accrued interest costs on indebtedness associated with long-term construction projects. However, as of September 30, 2005 and the fiscal year ended June 30, 2005 no interest costs were capitalized, as the Company considered that there are no work in progress.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5. (Continued)

j.	(Continued)

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of income.

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the periods ended September 30, 2005 and fiscal year ended June 30, 2005, were not material. These costs are being amortized on a straight-line basis over a period of 3 years.

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Machinery, equipment and computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5. (Continued)

k.	Deferred financing cost

Expenses incurred in connection with the issuance of negotiable obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carry forwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset tax

The Company calculates asset tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if asset tax exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At September 30, 2005, the Company has estimated the asset tax, recognizing under “Other receivables” (non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5. (Continued)

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly assess its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

In such cases, for rental properties, the Company first makes a comparison between the asset carrying amount and its undiscounted value in use. If, as a result of that comparison, the carrying amount of an asset exceeds its value in use, in order to measure the loss impairment, a second comparison is made with the higher of discounted value in use and market value (recoverable value). Value in use is determined based on estimated future cash flows. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company will record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the three-month period ended September 30, 2005 fiscal year ended June 30, 2005 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5. (Continued)

o.	(Continued)

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

p.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the period

The results for the period are shown as follows:

Amounts included in Income Statement are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 119 and Ps. 69 for the three months periods ended September 30, 2005 and 2004, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5. (Continued)

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 16 for details.

u.	Revenue recognition

u.1. Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2. Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5. (Continued)

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x.	Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 2: CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2005	June 30, 2005
Cash in local currency	20	31
Cash in foreign currency	9	229
Banks in local currency	64	64
Banks in foreign currency	362	500
Special current accounts	1	1
Foreign accounts	19,651	37,823
Checks to be deposited	81	134

	20,188	38,782

NOTE 3: MORTGAGES AND LEASE RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non-current	Current	Non-current
Mortgages and lease receivables	730	20	1,033	35
Debtors under legal proceedings and past due debts	1,810	—	1,708	—
Related parties (Note 10.a.)	918	—	1,355	—
Less:
Allowance for doubtful accounts (Exhibit E)	(577)	—	(575)	—

	2,881	20	3,521	35

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 4: OTHER RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- current	Current	Non- current
Asset tax (Note 1.5.n.)	—	23,528	—	22,669
Value added tax	3,327	3,957	3,031	4,219
Related parties (Note 10 a.)	24,568	38	172	42
Prepaid expenses	336	—	440	—
Guarantee of default credit (1)	—	17,267	—	17,128
Credit from Swap of interest rate (Note 16)	1,407	—	—	—
Trust accounts receivable	—	361	—	361
Present value	—	(1,063)	—	(952)
Deferred income tax (Note 14)	—	49,931	—	49,931
Tax on personal assets to be recovered	3,155	—	5,326	—
Allowance for tax on personal asset (Exhibit E)	(3,155)	—	(5,326)	—
Other	210	122	399	119

	29,848	94,141	4,042	93,517

(1)	See Note 15 to the unaudited financial statements and Note 16 to the consolidated unaudited financial statements.

NOTE 5: INVENTORIES

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- current	Current	Non- current
San Martin de Tours	13,425	—	11,743	—
Receivable from Barter transaction of Crucero Building (1)	11,242	—	8,141	—
Dock 13	1,605	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti D (2)	65	—	65	—
Torres Jardin (2)	468	—	468	—
V. Celina	43	—	43	—
Abril / Baldovinos (2)	66	181	79	201

	26,927	181	22,157	201

(1)	Secured by first degree mortgage in favor of the Company.
(2)	The values recorded are disclosed net of the effect of the allowance for impairment, as detailed in Exhibit E of Ps. 1,023 (Abril / Baldovinos Ps. 407, Stores Ps. 605, Mineti D Ps. 7 and Torres Jardin III Ps. 4).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 6: MORTGAGE PAYABLES

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- current	Current	Non- current
Mortgage payable - San Martin de Tours (Note 12)	3,356	—	2,935	—
Mortgage payable - Bouchard 710 (Note 12) (1)	13,105	24,466	22,527	27,627

	16,461	24,466	25,462	27,627

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 422. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, mensual and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%).

NOTE 7: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- current	Current	Non- Current
Bank loans (1)	6,693	47,271	6,641	48,557
Bank loans - Accrued interest (1)	391	6,369	353	5,987
Negotiable Obligations – 2009 principal amount (2)	10,878	76,826	10,792	78,917
Negotiable Obligations - 2009 -accrued interest (2)	635	10,378	572	9,753
Convertible Negotiable Obligations - 2007 (3)	5,085	165,158	1,726	168,059
Other financial loans (4)	4,256	—	9,787	—

	27,938	306,002	29,871	311,273

1.	Corresponds to an unsecured loan for a total amount of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled three first installments amounting to US$ 1.8 million. Therefore, at September 30, 2005 the balance of principal amounts to US$ 18.5 million which matches the US$ 21.3 million discounted considering a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

On October 24, 2005, IRSA sent a settlement offer of its debt, for up to 85% of the residual nominal value. Such offer includes the holders of negotiable obligations corresponding to the syndicated loan which maximum settlement offer amounted to US$18.1 million. The due date of the payment is November 21, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 7: (Continued)

2.	Corresponds to Negotiable Obligations secured by the assets described in Note 12.b. for US$ 37.4 million, which mature on 20 November 2009 with partial periodic amortization, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At this date, the Company settled three first installments amounting to US$ 2.8 million. Consequently, at September 30, 2005 the Company recorded a total balance of US$ 30.1 million, which corresponds to US$ 34.5 million discounted at a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

On October 24, 2005, IRSA sent a settlement offer of its debt, for up to 85% of the residual nominal value. Such offer includes the holders of negotiable obligations corresponding to the Serie 3 for which the maximum settlement offer amounted to US$29.4 million. The due date of the payment is November 21, 2005.

3.	According to Note 13, these relate to convertible negotiable obligations (CNB) issued for a total amount of US$ 100 million, which at period end amounted to US$ 56.9 million, net of issue expenses amounting to Ps. 0.7 million. Part of convertible negotiable obligations are held by shareholders and related parties. (See Note 10.).
4.	Corresponds to bank overdrafts mainly with Bank Boston.

NOTE 8: OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2005		June 30, 2005
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a)	16,031	5	19,281	5
Guarantee deposits	969	884	656	1,047
Provision for lawsuits (Exhibit E)	260	—	290	—
Directors´ fees provision (Note 10.a)	6,956	—	5,361	—
Directors´ fees prepayments (Note 10.a)	(3,338)	—	(3,327)	—
Directors’ guarantee deposits (Note 10.a)	—	8	—	8
Administration and Reserve Fund	118	—	118	—
Trust account payables	92	—	92	—
Present value	—	(3)	—	(4)
Other	279	—	324	—

	21,367	894	22,795	1,056

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 9: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2005	September 30, 2004
Other income:
Results from sale of fixed assets	113	6
Other	39	53

	152	59

Other expenses:
Unrecoverable VAT	(153)	(68)
Donations	(111)	(45)
Debit and credit tax	(159)	(93)
Lawsuits	(4)	(11)
Tax on shareholders´personal assets	(1,084)	—
Other	—	(28)

	(1,511)	(245)

Total other income and expenses, net	(1,359)	(186)

NOTE 10: INTERCOMPANY BALANCES AND TRANSACTIONS

a.	The balances as of September 30, 2005 and June 30, 2005, with subsidiaries, shareholders, affiliated and related companies are as follows:

	September 30, 2005	June 30, 2005
Abril S.A. (1)
Current mortgages and leases receivables	2	—

Alternativa Gratis S.A. (3)
Current mortgages and leases receivables	4	—

Alto Palermo S.A. (1)
Current mortgages and leases receivables	109	470
Other current receivables	19	79
Current investments	94,205	4,117
Non-current investments	—	91,628
Current accounts payable	584	154
Other current liabilities	20	20

Altocity.Com S.A. (3)
Current mortgages and leases receivables	19	10
Current accounts payable	7	11

Baldovinos S.A. (1)
Current mortgages and leases receivables	52	8
Current accounts payable	5	472

Banco Hipotecario S.A. (3)
Current investments	634	681

Banco de Crédito y Securituización S.A. (3)
Current mortgages and leases receivables	8	—

Buenos Aires Trade and Finance Center S.A. (1)
Other current receivables	24,506	—
Other current liabilities	—	6,239

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 10: (Continued)

a. (Continued)

	September 30, 2005	June 30, 2005
Consultores Assets Management S.A. (4)
Current mortgages and leases receivables	—	25

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivables	75	51
Other current receivables	10	—
Current accounts payable	28	7
Short-term debt - Negotiable Obligations	3,213	1,078
Long -term debt - Negotiable Obligations	106,328	105,488

Dolphin Fund Management S.A. (4)
Current mortgages and leases receivables	16	—

Hoteles Argentinos S.A. (1)
Other current liabilities	2,764	—

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	534	697
Other current receivables	—	49
Current accounts payable	12	9

Llao Llao Resorts S.A. (1)
Current mortgages and lease receivables	1	1
Other non-current liabilities	5	5

Nuevas Fronteras S.A. (1)
Current accounts payable	—	2

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	33	44
Managers, Directors and other Staff of the Company – Non current	38	42

Red Alternativa S.A. (3)
Current mortgages and leases receivables	9	9

Ritelco S.A. (1)
Other current liabilities	13,247	13,022

Tarshop S.A. (1)
Current mortgages and leases receivables	89	84

Estudio Zang, Bergel & Viñes (4)
Current accounts payable	—	71

Directors (4)
Other current liabilities	3,618	2,034
Other non-current liabilities	8	8

(1)	Subsidiary (direct or indirect).
(2)	Shareholder.
(3)	Affiliated (direct or indirect).
(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 10: (Continued)

b.	Results on subsidiary, shareholder, affiliated and related companies during the three-month periods ended September 30, 2005 and 2004 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Leases lost	Interest Earned	Fees	Donations	Interest Lost
Related parties

Alto Palermo S.A.	2005	—	—	—	—	2,287	—	—	—
	2004	240	—		—	3,026	—	—	—
Altocity.Com S.A.	2005	—	—	—	—	—	—	—	—
	2004	11	14	—	—	—	—	—	—
Alternativa Gratis S.A.	2005	3	—	—	—	—	—	—	—
	2004	10	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A.	2005	—	—	—	—	—	—	—	2,182
	2004	54	—	—	—	—	—	—	2,782
Red Alternativa S.A.	2005	—	41	—	—	—	—	—	—
	2004	8	41	—	—	—	—	—	—
Tarshop S.A.	2005	—	62	—	—	—	—	—	—
	2004	23	18	—	—	—	—	—	—
Dolphin Fund Management S.A.	2005	—	—	(203)	—	—	—	—	—
	2004	—	—	53	—	—	—	—	—
Abril S.A.	2005	4	—	—	—	—	—	—	—
	2004	6	—	—	—	—	—	—	—
Llao Llao Resorts S.A.	2005	—	15	—	—	—	—	—	—
	2004	—	16	—	—	—	—	—	—
Inversora Bolívar S.A.	2005	387	—	—	52	—	—	—	—
	2004	343	42	—	69	—	—	—	—
Shopping Alto Palermo S.A.	2005	—	—	—	—	—	—	—	3
	2004	—	—	—	—	102	—	—	—
Banco Hipotecario S.A.	2005	—	—	7,917	—	—	—	—	—
	2004	—	—	12,618	—	—	—	—	—
Ritelco S.A.	2005	—	—	—	—	—	—	—	149
	2004	—	—	—	—	—	—	—	—
Advances to employees	2005	—	—	—	—	2	—	—	—
	2004	—	—	—	—	1	—	—	—
Fundación IRSA	2005	—	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	11	—
Estudio Zang, Bergel & Viñes	2005	—	—	—	—	—	198	—	—
	2004	—	—	—	—	—	114	—	—

Total 2005		394	118	7,714	52	2,289	198	—	2,334

Total 2004		695	131	12,671	69	3,129	114	11	2,782

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 10: (Continued)

c.	The composition of Net gain in related companies is as follows:

	Gain	Gain
	September 30, 2005	September 30, 2004
Gain on equity investments	24,343	26,195
Amortization of goodwill and lower/higher values	813	469

	25,156	26,664

NOTE 11: COMMON STOCK

a.	Common stock

As of September 30, 2005, IRSA’s common stock was as follows:

		Approved by
	Par Value	Body	Date	Date of record with the Public Registry of Commerce
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (2)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (2)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	77	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors´ Meeting (3)	12.31.2003	Pending
Shares issued for cash	23	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	6	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,224	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	999	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	968	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,193	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	512	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	20	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors´ Meeting (3)	03.31.2004	Pending
Shares issued for cash	275	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	9,175	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (3)	06.30.2004	Pending
Shares issued for cash	9,450	Board of Directors´ Meeting (3)	09.30.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	229	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	688	Board of Directors´ Meeting (2)	12.31.2004	Pending

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 11: (Continued)

		Approved by
	Par Value	Body	Date	Date of record with the Public Registry of Commerce
Shares issued for cash	45	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	46	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	363	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	249	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	1,643	Board of Directors´ Meeting (3)	12.31.2004	Pending
Shares issued for cash	18	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	18	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	2,294	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	139	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	9,496	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	11	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	917	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	128	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	38	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	2,340	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	9,174	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	16,457	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	37	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	749	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	35,037	Board of Directors´ Meeting (3)	03.31.2005	Pending
Shares issued for cash	53	Board of Directors´ Meeting (2)	06.30.2005	Pending
Shares issued for cash	8,927	Board of Directors´ Meeting (2)	06.30.2005	Pending
Shares issued for cash	6	Board of Directors´ Meeting (2)	06.30.2005	Pending
Shares issued for cash	22	Board of Directors´ Meeting (2)	06.30.2005	Pending
Shares issued for cash	9,886	Board of Directors´ Meeting (2)	06.30.2005	Pending
Shares issued for cash	820	Board of Directors´ Meeting (2)	09.30.2005	Pending
Shares issued for cash	2	Board of Directors´ Meeting (2)	09.30.2005	Pending
Shares issued for cash	1,284	Board of Directors´ Meeting (2)	09.30.2005	Pending
Shares issued for cash	95	Board of Directors´ Meeting (2)	09.30.2005	Pending
Shares issued for cash	354	Board of Directors´ Meeting (2)	09.30.2005	Pending
Shares issued for cash	183	Board of Directors´ Meeting (2)	09.30.2005	Pending
Shares issued for cash (1)	8,443	Board of Directors´ Meeting (3)	09.30.2005	Pending

	368,448

(1)	Shares were issued after the date of closing of the unaudited financial statements.
(2)	Conversion of negotiable obligations mentioned in Note 13.
(3)	Exercise of options mentioned in Note 13.

b.	Treasury stock

The Company repurchases outstanding common shares when it considers that their price is undervalued on the market. However, during the period ended September 30, 2005 and the fiscal year ended June 30, 2005 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 12: RESTRICTED ASSETS

a.	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant, pending in court No. 55.

b.	The Company has mortgaged the following real estate: 13 functional units at Libertador 498, 71 supplementary units at Laminar Plaza and 19 supplementary units at Dique IV, in connection with the secured negotiable obligations referred to in Note 7.2..

c.	The Company has a first grade mortgage on the property identified as “San Martín de Tours” amounting to US$ 750, as performance bond for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A. (See valuation criteria in Note 1.5.f.)

d.	The Company has a first mortgage on the property identified as “Bouchard 710” amounting to U$S 13,625, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008.

NOTE 13: CONVERTIBLE NEGOTIABLE OBLIGATIONS INTO COMMON SHARES

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Common Shares of the company (“ONC”) for up to a face value of US$100,000 (one hundred million dollars), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per year, payable semi-annually in arrears.

b)	Approving a subscription option for the ONC holders to subscribe common shares of the company at 1 (one) share per Ps.1 (one peso) of ONC face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending Article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article nine (9) of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14,316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000 of securities consisting of negotiable obligations convertible into common shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 common shares (warrants).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 13: (Continued)

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1,8347 shares (0,1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options will fall due on November 14, 2007.

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company´s financial debt at the time of such subscription. Consequently, Note 7 to the unaudited financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

As of September 30, 2005, certain holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 43 million, giving rise to the issuance of 78,933,910 common shares of Ps. 1 face value each as disclosed in Note 11.

Furthermore, as of September 30, 2005, 42,245,529 options to subscribe Company shares amounting to US$ 50.7 million had been exercised, which gave rise to the issuance of 77,514,700 common shares of Ps. 1 par value each, as mentioned in Note 11.

The total outstanding balance of Convertible Negotiable Obligations at September 30, 2005 is US$ 56,981.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 14: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Investments	(8,170)	545	(7,625)
Mortgages and leases receivables	(174)	(2)	(176)
Other receivables	326	23	349
Inventories	2,525	(575)	1,950
Fixed assets	(3,108)	(610)	(3,718)
Tax loss carry forwards	94,573	(1,629)	92,944
Financial debt	3,606	(930)	2,676
Mortgage payables	269	(122)	147
Other liabilities	2,267	533	2,800
Allowances and reserves	101	(10)	91
Allowances for deferred assets	(42,284)	2,777	(39,507)

Total non-current	49,931	—	49,931

Total net deferred assets	49,931	—	49,931

Net assets at the end of the period derived from the information included in the above table amount to Ps. 49,931.

Deferred tax assets have been impaired in the portion estimated not to be recoverable based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit for the year ended September 30, 2005 and 2004, respectively:

Items	09.30.05 Ps.	09.30.04 Ps.
Net income for the period (before income tax)	19,500	17,883
Current income tax rate	35%	35%

Net income for the period at the tax rate	6,825	6,259
Permanent differences at the tax rate:
- Restatement into constant currency	222	(492)
- Donations	39	16
- Net gain from related parties	(8,805)	(8,598)
- Holding result on Participation Certificates (Trust).	(240)	(324)
- Results from holding of Banco Hipotecario shares	4,279	—
- Allowance for Tax on personal assets	379	(4)
- Sundry permanent differences	78	—
- (Decrease) increase of allowance for deferred assets.	(2,777)	3,143

Total income tax charge for the period	—	—

Difference	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 14: (Continued)

Unexpired income tax loss carry forwards pending use at the end of the period amount to Ps. 265,555 according to the following detail:

Generated in	Amount Ps.	Year of expiration
2002	205,500	2007
2004	32,313	2009
2005	27,742	2010

Total tax loss carry forward	265,555

NOTE 15: “CREDIT DEFAULT SWAP” CONTRACT WITH CREDIT SUISSE FIRST BOSTON

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse First Boston by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the City of Buenos Aires. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company granted the amount of US$ 4.0 million. If the debtor of such loan does not pay interest to Credit Suisse First Boston, the Company should pay quarterly interest at a LIBO rate added 450 basic points on a principal amount of US$ 6.0 million. Under such contract, on September 30, 2005 the Company made a payment of US$ 126.

NOTE 16: SWAP OF INTEREST RATES WITH DEUTSCHE BANK AG

The Company agreed with the Deutsche Bank AG on June 16, 2005 two LIBO rate swap arrangements aiming at covering the risk of increased interest rates that the Company has to pay on the unsecured loan and the non-convertible secured negotiable obligations (both to be due in November 2009, which at June 30, 2005 had a capital balance of U$S 21,850 and U$S 35,511 respectively, and which accrue a variable interest rate equivalent to the three month LIBO rate added 200 basic points).

By means of both contracts, the Company was committed to pay every three months to the Deutsche Bank AG fund flows calculated on the basis of a fixed rate of 4.27% on the balances of each debt. In turn, the Company received quarterly payments calculated on the basis of the three-month LIBO rate on balances established at the beginning of each quarter.

The purpose of such swap arrangements was to fully cover the risk of interest rates of the above-mentioned debts. The amortization scheme, the dates for payment of interest and capital, the dates for determining interest rates, the referential index for calculating interests and the calculation basis for the interest agreed in both swap contracts totally coincided with the issuance conditions of each one of the mentioned liabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 16: (Continued)

On October 24, 2005 the Company fully cancelled in advance both swap arrangements. Due to the increase shown by the temporary structure of the interest rates, a total income of US$ 402 was obtained for such cancellations.

NOTE 17: SHARE ACQUISITION IN CANTERAS NATAL CRESPO S.A.

During the three-month period ended September 30, 2005 the Company acquired to Ecipsa Holding S.A. (ECIPSA), 39.99% of the shares of Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$ 1,372.

During October 2005 the Company acquired from ECIPSA a 2.78% share of Canteras Natal Crespo S.A. for a total caption of US$ 95.

Additionally, in accordance with the contracts signed by the Company, it has the obligation to buy and ECIPSA has the obligation to sell 50% of the additional shares of Canteras Natal Crespo S.A. that ECIPSA will acquire in the future to the remaining shareholders. The agreed price was U$S 11.35 per share. If ECIPSA acquires the remaining holding of 14.46%, the Company will have to pay US$ 246 for an additional holding of 7.23%

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba. The main activity of Canteras Natal Crespo S.A. is the development of own or third parties’ plots, countries, sale or rent of plots of land, production of quarries, real estate and house-building.

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On August 9, 2005, the Company sold 2,305,122 shares of Banco Hipotecario S.A to Buenos Aires Trade and Finance Center S.A. (subsidiary in which the Company has an interest of 100%) in a total amount of US$ 10,540 (equivalent to a market value of US$ 4.57 per share) representing Ps. 30,281. For the sale of these shares the Company recognized a gain of Ps. 1,845 included in Financial gain in the Income Statement. As of September 30, 2005, total share holding amounted to 7,500,000.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 19: SUBSEQUENT EVENTS

On November 1, 2005 the Company’s Annual Stockholders’ Meeting was held, and the following items of the agenda were approved by majority:

–	Election of two shareholders to sign the minutes of meeting.

–	Approval of the annual financial statements ended June 30, 2005.

–	Majority approval of the Board of Directors conduct of business for the year ended June 30, 2005.

–	Majority approval of the Comitee of Syndics action for the year ended June 30, 2005

The items that follow will be addressed on November 29, 2005:

–	Treatment and application of the income as of June 30, 2005 amounting to $103,245.

–	Board of Directors’ fees for $ 7,400 for the fiscal year ended June 30, 2005 that showed a loss to be computed under the terms of the National Securities Commission.

–	Comitee of Syndics members’ fees for the year ended June 30, 2005.

–	Fixing the number and election of regular and alternate directors, if any.

–	Appointment of the regular and alternate members of the Comitee of Syndics.

–	Appointment of the certifying public accountant for the coming fiscal year and determination of fee.

–	Consideration of the especial merger balance sheets of IRSA and of Buenos Aires Trade & Finance Center S.A., both as of June 30, 2005, and of the Comitee of Syndics and auditors’ reports. Consideration of the Prior Merger Engagement. Appointment of the representatives or agents of IRSA who will sign and execute the respective Final Merger Agreement, as decided.

Exhibit A

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets, Net

For the three-month period ended September 30, 2005

Compared with the year ended June 30, 2005

In thousand of pesos

						Depreciation
						For the year
Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value at period end	Accumulated at beginning of year	Increase, deductions And Transfers	Rate %	Amount (1)	Accumulated at period end	Allowances for impairment (2)	Net carrying Value as of September 30, 2005	Net carrying value as of June 30, 2005
Furniture and fixtures	1,548	48	—	1,596	1,521	—	20	4	1,525	—	71	27
Machinery, equipment and computer equipment	4,656	394	—	5,050	4,446	(113)	33.33	64	4,397	—	653	210
Leasehold improvements	6,536	10	—	6,546	5,284	—	10	191	5,475	—	1,071	1,252
Vehicles	130	—	—	130	28	—	20	7	35	—	95	102
Real Estate:
Alsina 934	1,776	—	—	1,776	347	—	2	7	354	—	1,422	1,429
Av. de Mayo 595	7,339	—	—	7,339	1,780	—	2	33	1,813	(978)	4,548	4,574
Av. Madero 942	3,277	—	—	3,277	575	—	2	13	588	(300)	2,389	2,401
Bouchard 710	72,459	1	—	72,460	237	—	2	359	596	—	71,864	72,222
Constitución 1111	1,338	—		1,338	248	—	2	5	253	(542)	543	545
Constitucion 1159	8,762	—	—	8,762	—	—	2	—	—	(7,438)	1,324	1,324
Costeros Dique IV	23,337	—	—	23,337	1,488	—	2	95	1,583	—	21,754	21,849
Dique 2 M10 (1I) Edif. A	21,160	24	—	21,184	1,802	—	2	92	1,894	—	19,290	19,358
Laminar Plaza	33,513	—	—	33,513	2,936	—	2	134	3,070	—	30,443	30,577
Libertador 498	51,152	—	—	51,152	7,845	—	2	205	8,050	—	43,102	43,307
Libertador 602	3,486	—	—	3,486	501	—	2	14	515	—	2,971	2,985
Stores Abril	1	—	—	1	1	—	2	—	1	—	—	—
Madero 1020	2,188	—	—	2,188	340	—	2	9	349	(182)	1,657	1,665
Maipú 1300	52,632	—	—	52,632	8,051	—	2	213	8,264	—	44,368	44,581
Reconquista 823	24,714	—	—	24,714	4,613	—	2	99	4,712	(741)	19,261	19,355
Rivadavia 2768	334	—	—	334	6	—	2	2	8	(163)	163	164
Santa Maria del Plata	12,109	30	—	12,139	—	—	2	—	—	—	12,139	12,109
Sarmiento 517	485	—	—	485	14	—	2	3	17	(384)	84	84
Suipacha 652	17,010	—	—	17,010	3,977	—	2	72	4,049	(1,276)	11,685	11,749

Total as of September 30, 2005	349,942	507	—	350,449	46,040	(113)		1,621	47,548	(12,004)	290,897	—

Total as of June 30, 2005	260,548	94,749	(5,355)	349,942	41,463	(647)		5,224	46,040	(12,033)	—	291,869

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 29 (Exhibit H)

Exhibit C

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of September 30, 2005 and June 30, 2005

In thousand of pesos

							Issuer’s information (1)
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value as of September 30, 2005	Book value as of June 30, 2005	Main Activity	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders´ equity	(1) Interest in capital stock
Current Investment

Boden (2)	Ps.	0.001	3,012	0.0019	5	6
Cedro (2)	Ps.	0.001	—	—	—	5
Discounts AR (2)	Ps.	0.001	—	—	—	1,074
Mortgage Bonds (2)	Ps.	0.001	634,495	0.0010	634	681

Total current investments as of September 30, 2005					639

Total current investments as of June 30, 2005						1,766

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

Exhibit C

(Continued)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of September 30, 2005 and June 30, 2005

In thousand of pesos

							Issuer’s information								Interest in Capital Stock (1)
Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value at September 30, 2005	Book value at June 30, 2005	Main Activity	Corporate domicile	Issuer and types of securities
									Date	Capital stock (Par value)	Income (loss) for the period		Shareholders equity
Non-current investments
Abril S.A.	Common 1 vote Irrevoc. Contrib Higher Inv. Value	5.000	1,332		(37,566 26,394 14,089)	(37,537 26,374 14,089)	Building, development and administration of country club	Bolívar 108 1° floor Buenos Aires	09.30.05	13,200		(4,312)		39,787	50%
Pereiraola S.A. I.C.I.F.y A	Common 1 vote Irrevoc. Contrib. Higher Inv. Value	0.001	82,500		(15 1,369 7,553)	— 1,348 7,553	Real estate and financing	Bolívar 108 1° floor Buenos Aires	09.30.05	165		(29)		2,708	50%
Baldovinos S.A.	Common 1 vote Irrevoc. Contrib	0.001	6,000		(6,661 11,564)	(6,609 11,564)	Real estate and building	Bolívar 108 1° floor Buenos Aires	09.30.05	12		(102)		(10,415)	50%
Palermo Invest S.A.	Common 1 vote Lower Value Purchase expenses	0.001	52,170,000		135,722 (590 499)	135,341 (592 500)	Investment	Bolívar 108 1° floor Buenos Aires	09.30.05	78,251		573		203,574	66,67%
Hoteles Argentinos S.A.	Common 1 vote Irrevoc. Contrib. Higher Inv. Value Purchase expenses	0.001	7,909,272		13,878 3,531 1,882 46	13,044 3,531 1,904 45	Hotel operations	Av. Córdoba 680 Buenos Aires	09.30.05	9,887		439		5,911	79,9999%
Alto Palermo S.A. (2)	Common 1 vote Goodwill Convertible Bond Higher value	0.001	47,992,575		491,111 (50,084 — 24,904)	479,003 (47,989 91,628 24,904)	Real estate investments	Moreno 877 22° Floor Buenos Aires	09.30.05	78,042		9,300		800,307	61.4955%
Buenos Aires Trade and Finance Center S.A.	Common 1 vote Irrevoc..Contrib. P. expenses	0.001	125,000		22,427 23,339 99	22,065 23,259 100	Real estate investments	Bolívar 108 1° floor Buenos Aires	09.30.05	125		2,465		47,868	100%
Llao – Llao Resort S.A	Common 1 vote Irrevoc. Contrib. P. expenses	0.001	5,878,940		12,742 2,397 207	12,250 2,397 211	Hotel operations	Florida 537 Floor 18 Buenos Aires	09.30.05	11,757		960		29,455	50%
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		4,521	4,448	Banking	Tte. Gral Perón 655 Bs. As	09.30.05	62,500	(4)	(2,790)	(4)	105,244	5.1%
Ritelco S.A.	Common 1 vote Irrevoc. Contrib.	0.001	66,970,394		144,668 27,340	136,076 27,340	Investments	Zabala 1422, Montevideo	09.30.05	246,465		8,592		172,038	100%
Banco Hipotecario S.A. (3)	Common 1 vote Goodwill	0.001	7,500,000		100,396 (2,768)	120,902 (2,807)	Banking	Reconquista 151 Floor 1 Bs. As.	09.30.05	1,500,000	(4)	166,305	(4)	2,129,113	5%
Canteras Natal Crespo S.A.	Common 1 vote Goodwill	0.001	119,768		426 3,507	— —	Sale of arids	Caseros 85, Office 33 Córdoba	09.30.05	300		18		703	39.99%

Total as of September 30, 2005					976,927	—

Total as of June 30, 2005					—	1,064,342

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA´s shares at September 30, 2005 is Ps. 6.88

Quotation price of APSA´s shares at June 30, 2005 is Ps. 6.4

(3)	Quotation price of Banco Hipotecario´s shares at September 30, 2005 is Ps. 12,25

Quotation price of Banco Hipotecario´s shares at June 30, 2005 is Ps. 14

(4)	The amounts pertain to the temporary financial statements of Banco Hipotecario S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles.

Exhibit D

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of September 30, 2005 and June 30, 2005

In thousand of pesos

Items	Value as of September 30, 2005	Value as of June 30, 2005
Current Investments
Mutual funds (1)	24,969	12,737
Convertible Bond APSA 2006 (2)	92,358	—
Convertible Bond APSA 2006 – Accrued interest (2)	1,847	4,117
Other investments (2)	392	391
IRSA I Trust Exchangeable Certificates (2)	119	465

Total current investments as of September 30, 2005	119,685

Total current investments as of June 30, 2005		17,710

Non-current investments
Dique IV	6,499	6,490
Padilla 902 (3)	89	89
Pilar	3,408	3,408
Santa María del Plata	112,771	112,771
Caballito lands	19,898	19,898
Torres Jardín IV	3,030	3,030

Subtotal	145,695	145,686

IRSA I Trust Exchangeable Certificates	2,972	2,794
Others investments	388	482

Subtotal	3,360	3,276

Art works	40	40

Total non-current investments as of September 30, 2005	149,095

Total non-current investments as of June 30, 2005		149,002

(1)	Includes Ps. 8,637 and Ps. 8,776 corresponding to “Dolphin Fund PLC” trust at September 30, 2005 and June 30, 2005, respectively, not considered as cash for statement of cash flows purposes and, Ps. 1,752 and Ps. 1,737 corresponding to the NCH Development Partner Fund at September 30, 2005 and June 30, 2005 not considered as cash for statements of cash flows purposes.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment at September 30, 2005 and June 30, 2005 amounting to Ps. 272. See Note 1.5.i.

Exhibit E

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the three-month period ended September 30, 2005

Compared with the year ended June 30, 2005

In thousand of pesos

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of September 30, 2005	Carrying value as of June 30, 2005
Deducted from assets:
Allowance for doubtful accounts (1)	575	6	(4)	577	575
Allowance for Impairment of inventories	1,023	—	—	1,023	1,023
Allowance for Impairment of fixed assets (2)	12,033	—	(29)	12,004	12,033
Allowance for Impairment of undeveloped parcels of land	272	—	—	272	272
Allowance for tax on personal assets (3)	5,326	1,084	(3,255)	3,155	5,326
From liabilities:
Provision for lawsuits (3)	290	4	(34)	260	290

Total as of September 30, 2005	19,519	1,094	(3,322)	17,291

Total as of June 30, 2005	27,955	15,448	(23,884)		19,519

(1)	Increases are disclosed in Exhibit H and decreases correspond to allocations and remissions.
(2)	Decreases correspond to depreciation of the period amounting to Ps. 29 (disclosed in Exhibit H)
(3)	Increases are disclosed in Note 9.

Exhibit F

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the three-month period ended September 30, 2005 and 2004

In thousand of pesos

	September 30, 2005	September 30, 2004
I. Cost of sales
Stock as of beginning of year	22,358	5,663
Plus (less):
Purchases for the period	1,464	1,605
Expenses (Exhibit H)	134	108
Transfers to fixed assets	—	—
Transfers from fixed assets	—	1,028
Less:
Stock as of end of the period	(27,108)	(8,262)

Subtotal	(3,152)	142
Capitalized interests	222	—
Plus
Cost of sales – Abril S.A.	70	332
Gain from valuation of inventories at net realizable value	3,098	—

Cost of sales	238	474
II. Cost of leases
Expenses (Exhibit H)	1,546	1,288

Cost of leases	1,546	1,288
III. Cost of services fees
Expenses (Exhibit H)	560	190

Cost of services fees	560	190

Total costs of sales, leases and services	2,344	1,952

Exhibit G

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of September 30, 2005 and June 30, 2005

In thousand of pesos

Items	Class	Amount	Prevailing exchange rate		Total as of September 30, 2005	Total as of June 30, 2005
Assets
Current Assets
Cash and banks:
Cash	US$	2,609	0.002870	(1)	8	228
Cash	EUR	380	0.003450	(1)	1	1
Banks	US$	26,507	0.002870	(1)	76	216
Banks	EUR	82,855	0.003450	(1)	286	284
Foreign accounts	US$	6,846,951	0.002870	(1)	19,651	37,823
Investments:
Boden 2013	US$	687	0.002870	(1)	2	2
Mutual Funds	US$	8,699,800	0.002870	(1)	24,969	12,737
Convertible Bond APSA 2006	US$	31,738,262	0.002910	(1)	92,358	—
Convertible Bond APSA 2006 – Accrued interest	US$	634,765	0.002910	(1)	1,847	4,117
Banco Ciudad de Bs. As. Bond	EUR	110,000	0.003450	(1)	380	378
Banco Ciudad de Bs. As. Bond - Accrued interest	EUR	3,495	0.003450	(1)	12	13
Mortgages and lease receivables:
Mortgages receivables	US$	49,185	0.002870	(1)	141	21
Lease receivable	US$	—	-	(1)	—	563
Other receivables:
Related parties	US$	8,421,336	0.002870	(1)	24,169	—
Interest rate SWAP credit	US$	490,234	0.002870	(1)	1,407	—

Total Current Assets					165,307	56,383

Non-Current Assets
Investments:
Convertible Bond APSA 2006	US$	—	-	(1)	—	91,628
Banco Ciudad de Bs. As. bond	EUR	112,500	0.003450	(1)	388	482
Other receivables:
Guarantee of default credit	US$	6,016,308	0.002870	(1)	17,267	17,128

Total Non-current Assets					17,655	109,238

Total Assets as of September 30, 2005					182,962

Total Assets as of June 30, 2005						165,621

Liabilities
Current Liabilities
Accounts payable	US$	242,098	0.002910	(1)	705	1,128
Mortgages payables	US$	4,503,375	0.002910	(1)	13,105	22,527
Customer advances	US$	2,022,222	0.002910	(1)	5,885	1,626
Short – term debt	US$	8,137,605	0.002910	(1)	23,682	20,084
Taxes payable	US$	33,890	0.002910	(1)	99	85
Other liabilities
Related parties	US$	5,502,350	0.002910	(1)	16,012	19,261
Guarantee deposits	US$	225,771	0.002910	(1)	657	355

Total Current Liabilities					60,145	65,066

Non-current Liabilities
Mortgages payable	US$	8,407,450	0.002910	(1)	24,466	27,627
Long – term debt	US$	105,381,505	0.002910	(1)	306,660	312,027
Other liabilities:
Guarantee deposits	US$	300,027	0.002910	(1)	873	993

Total Non-current Liabilities					331,999	340,647

Total Liabilities as of September 30, 2005					392,144

Total Liabilities as of June 30, 2005						405,713

(1)	Official selling and buying exchange rate as of September 30, 2005 in accordance with Banco Nación records.

Exhibit H

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19.550, section 64, paragraph b)

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

In thousand of pesos

						Expenses
Items	Total as of September 30, 2005	Cost of leases	Cost of properties sold	Cost of services fees	Cost of hotel operations	Administration	Selling	Financing	Total as of September 30, 2004
Directors fees	1,595	—	—	—	—	1,595	—	—	—
Fees and compensations for services	335	—	—	—	—	335	—	—	475
Salaries, bonus and social security charges	2,110	—	—	—	—	2,110	—	—	1,283
Other expenses of personnel administration	47	—	—	—	—	47	—	—	40
Depreciation and amortization	1,689	1,326	—	—	—	266	—	97	1,285
Maintenance of buildings	354	220	134	—	—	—	—	—	555
Utilities and postage	3	—	—	—	—	3	—	—	2
Travel expenses	38	—	—	—	—	38	—	—	51
Advertising and promotion	119	—	—	—	—	7	112	—	69
Commissions and expenses from property sold	123	—	—	—	—	—	123	—	108
Traveling, transportation and stationery	32	—	—	—	—	32	—	—	19
Taxes, rates and assessments	—	—	—	—	—	—	—	—	—
Subscriptions and dues	27	—	—	—	—	27	—	—	24
Interest and indexing adjustments	7,993	—	—	—	—	—	—	7,993	8,614
Bank charges	129	—	—	—	—	—	—	129	30
Safety box and stock broking charges	—	—	—	—	—	—	—	—	—
Doubtful accounts	6	—	—	—	—	—	6	—	8
Insurance	39	—	—	—	—	39	—	—	13
Security	—	—	—	—	—	—	—	—	—
Courses	5	—	—	—	—	5	—	—	14
Trust Result	—	—	—	—	—	—	—	—	—
Rents	106	—	—	—	—	106	—	—	62
Gross sales tax	345	—	—	—	—	—	345	—	111
Other	1,311	—	—	560	—	39	42	670	357

Total as of September 30, 2005	16,406	1,546	134	560	—	4,649	628	8,889	—

Total as of September 30, 2004	—	1,288	108	190	—	2,474	292	8,768	13,120

Exhibit I

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of September 30, 2005 and June 30, 2005

In thousand of pesos

		With maturity date												Interest
			To due												Accrued
	Without term	Falling due	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term	Total	No accrued	Fixed rate	Variable rate
September 30, 2005
Assets
Investments	28,579	—	2,074	95	95	92,453	388	—	—	—	95,105	95,105	123,684	30.559	93,125	—
Receivables	56,767	231	4,360	1,151	804	25,200	2,894	1,081	11,527	22,875	69,892	70,123	126,890	102,314	71	24,505
Liabilities
Loans	—	—	14,759	4,393	4,393	4,393	30,748	200,299	58,208	16,747	333,940	333,940	333,940	22,859	165,158	145,923
Other liabilities	16,292	204	26,352	3,731	6,875	3,913	16,990	10,541	90	659	69,151	69,355	85,647	32,217	37,571	15,859

June 30, 2005
Assets
Investments	17,296	—	4,689	95	95	95	116,910	104	—	—	121,988	121,988	139,284	22,270	117,014	—
Receivables	56,734	140	2,972	1,509	1,150	797	2,829	1,461	11,439	22,084	44,241	44,381	101,115	101,115	—	—
Liabilities
Loans	—	—	16,797	4,358	4,358	4,358	26,147	202,922	52,295	29,909	341,144	341,144	341,144	1,898	168,058	171,188
Other liabilities	290	218	23,562	30,181	3,482	5,762	15,375	14,089	95	517	93,063	93,281	93,571	24,157	50,153	19,261

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2005

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

	Falling due (Point 3.a.)	Without term	To be due (Point 3.c.)
Concept	09.30.2005	Current	12.31.2005	03.31.2006	06.30.2006	09.30.2006
Receivables
Mortgages and leases receivables	231	983	1,623	20	2	22
Other receivables	—	—	2,737	1,131	802	25,178

Total	231	983	4,360	1,151	804	25,200

Liabilities
Customer advances	—	—	7,072	194	164	164
Taxes payable	—	—	2,946	20	3,177	21
Trade accounts payable	—	—	4,651	—	—	—
Mortgages payable	—	—	6,529	3,241	3,310	3,381
Other liabilities	204	16,292	4,245	55	224	347
Short and long term debt	—	—	14,759	4,393	4,393	4,393
Salaries and social security charges	—	—	909	221	—	—

Total	204	16,292	41,111	8,124	11,268	8,306

	Without term	To be due (Point 3.c.)
Concept	Non Current	09.30.2007	09.30.2008	09.30.2009	09.30.2010	Total
Receivables
Mortgages and lease receivables	—	20	—	—	—	20
Other receivables	55,784	2,874	1,081	11,527	22,875	94,141

Total	55,784	2,894	1,081	11,527	22,875	94,161

Liabilities
Customer advances	—	492	—	—	—	492
Taxes payable	—	1,794	73	79	482	2,428
Mortgages payable	—	14,263	10,203	—	—	24,466
Other liabilities	—	441	265	11	177	894
Short and long term debts	—	30,748	200,299	58,208	16,747	306,002

Total	—	47,738	210,840	58,298	17,406	334,282

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2005

Stated in thousand of pesos

4-a.	Breakdown of accounts receivable and liabilities by currency and maturity

	Current			Non-current
Items	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total	Total	Total in local currency	Total in foreign currency	Total
Receivables
Mortgages and leases receivables	2,740	141	2,881	20	—	20	2,901	2,760	141	2,901
Other receivables	4,272	25,576	29,848	76,874	17,267	94,141	123,989	81,146	42,843	123,989

Total	7,012	25,717	32,729	76,894	17,267	94,161	126,890	83,906	42,984	126,890

Liabilities
Customer advances	1,709	5,885	7,594	492	—	492	8,086	2,201	5,885	8,086
Taxes payable	6,065	99	6,164	2.428	—	2,428	8,592	8,493	99	8,592
Trade accounts payable	3,946	705	4,651	—	—	—	4,651	3,946	705	4,651
Mortgages payable	3,356	13,105	16,461	—	24,466	24,466	40,927	3,356	37,571	40,927
Other liabilities	4,698	16,669	21,367	21	873	894	22,261	4,719	17,542	22,261
Short and long term debt	4,256	23,682	27,938	(658)	306,660	306,002	333,940	3,598	330,342	333,940
Salaries and social security charges	1,130	—	1,130	—	—	—	1,130	1,130	—	1,130

Total	25,160	60,145	85,305	2,283	331,999	334,282	419,587	27,443	392,144	419,587

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2005

Stated in thousand of pesos

4-b.	Breakdown of accounts receivables and liabilities by adjustment clause

	Current			Non-current
Items	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Total	Total without adjustment clause	Total with adjustment clause	Total
Receivables
Mortgages and leases receivables	2,881	—	2,881	20	—	20	2,901	2,901	—	2,901
Other receivables	29,848	—	29,848	94,141	—	94,141	123,989	123,989	—	123,989

Total	32,729	—	32,729	94,161	—	94,161	126,890	126,890	—	126,890

Liabilities
Customer advances	7,594		7,594	492	—	492	8,086	8,086	—	8,086
Taxes payable	6,164	—	6,164	2,428	—	2,428	8,592	8,592	—	8,592
Trade accounts payable	4,651	—	4,651	—	—	—	4,651	4,651	—	4,651
Mortgages payable	16,461	—	16,461	24,466	—	24,466	40,927	40,927	—	40,927
Other liabilities	21,367	—	21,367	894	—	894	22,261	22,261	—	22,261
Short and long term debt	27,938	—	27,938	306,002	—	306,002	333,940	333,940	—	333,940
Salaries and social security charges	1,130	—	1,130	—	—	—	1,130	1,130	—	1,130

Total	85,305	—	85,305	334,282	—	334,282	419,587	419,587	—	419,587

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2005

Stated in thousand of pesos

4-c.	Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current
Items	Accruing interest		Not Accruing interest	Total current	Accruing interest		Not Accruing Interest	Total	Total	Total accruing interest	Total not- accruing interest	Total
	Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables
Mortgages and lease receivables	—	—	2,881	2,881	—	—	20	20	2,901	—	2,901	2,901
Other receivables	33	24,505	5,310	29,848	38	—	94,103	94,141	123,989	24,576	99,413	123,989

Total	33	24,505	8,191	32,729	38	—	94,123	94,161	126,890	24,576	102,314	126,890

Liabilities
Customer advances	—	—	7,594	7,594	—	—	492	492	8,086	—	8,086	8,086
Taxes payable	—	—	6,164	6,164	—	—	2,428	2,428	8,592	—	8,592	8,592
Trade accounts payable	—	—	4,651	4,651	—	—	—	—	4,651	—	4,651	4,651
Mortgages payables	13,105	—	3,356	16,461	24,466	—	—	24,466	40,927	37,571	3,356	40,927
Other liabilities	—	15,859	5,508	21,367	—	—	894	894	22,261	15,859	6,402	22,261
Short and long term debt	—	21,826	6,112	27,938	165,158	124,097	16,747	306,002	333,940	311,081	22,859	333,940
Salaries and social security charges	—	—	1,130	1,130	—	—	—	—	1,130	—	1,130	1,130

Total	13,105	37,685	34,515	85,305	189,624	124,097	20,561	334,282	419,587	364,511	55,076	419,587

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2005

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties

See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivables

September 30, 2005
Related parties:
Abril S.A.	2
Alternativa Gratis S.A.	4
Alto Palermo S.A.	109
Altocity.Com S.A.	19
Baldovinos S.A.	52
Banco de Crédito y Securitización S.A.	8
Cresud S.A.C.I.F y A.	75
Dolphin Fund Management S.A.	16
Inversora Bolivar S.A.	534
Llao Llao Resorts S.A.	1
Red Alternativa S.A.	9
Tarshop S.A.	89

Other current receivables

September 30, 2005
Related parties:
Alto Palermo S.A.	19
Buenos Aires Trade and Finance Center S.A.	24,506
Cresud S.A.C.I.F y A.	10
Advances to Managers, Directors and Staff	33

Other non-current receivables

September 30, 2005
Related parties:
Advances to Managers, Directors and Staff	38

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2005

Stated in thousand of pesos

5.	(Continued)

Current investments

September 30, 2005
Related parties:
Alto Palermo S.A.	94,205

Current accounts payables

September 30, 2005
Related parties:
Alto Palermo S.A.	584
Altocity.Com S.A.	7
Baldovinos S.A.	5
Cresud S.A.C.I.F. y A.	28
Inversora Bolívar S.A.	12

Short – term debt

September 30, 2005
Related parties:
Cresud S.A.C.I.F.y A.	3,213

Long – term debt

September 30, 2005
Related parties:
Cresud S.A.C.I.F.y A.	106,328

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2005

Stated in thousand of pesos

5.	(Continued)

Other current liabilities

September 30, 2005
Related parties:
Alto Palermo S.A.	20
Hoteles Argentinos S.A.	2,764
Directors	3,618
Ritelco S.A.	13,247

Other non-current liabilities

September 30, 2005
Related parties:
Directors	8
Llao Llao Resorts S.A.	5

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2005

Stated in thousand of pesos

13.	Insured Assets.

	Insured amounts	Accounting values	Risk covered
ALSINA 934	2,870	1,422	Fire, explosion with additional coverage and debris removal
AV MAYO 595	4,209	4,548	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000	4,548	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,435	2,389	Fire, explosion with additional coverage and debris removal
BOUCHARD 710	78,208	71,864	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	144	543	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000	543	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	15,000	1,324	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	13,393	21,754	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	13,393	19,290	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	15,000	19,290	Third party liability with additional coverage and minor risks
DOCK 13	53	1,605	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000	1,605	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	14,350	30,443	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	38,267	43,102	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	15,000	43,102	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,435	2,971	Fire, explosion with additional coverage and debris removal
MADERO 1020	1,818	1,657	Fire, explosion with additional coverage and debris removal
MADERO 1020	15,000	1,657	Third party liability with additional coverage and minor risks
MAIPU 1300	25,830	44,368	Fire, explosion with additional coverage and debris removal
MAIPU 1300	15,000	44,368	Third party liability with additional coverage and minor risks
MINETTI D	96	65	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	11,002	19,261	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	15,000	19,261	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	335	163	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	15,000	163	Third party liability with additional coverage and minor risks
SANTA MARIA DEL PLATA	96	124,910	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	15,000	124,910	Third party liability with additional coverage and minor risks
SARMIENTO 517	57	84	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000	84	Third party liability with additional coverage and minor risks
SUIPACHA 652	19,133	11,685	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000	11,685	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	10,000	13,425	Fire, explosion with additional coverage and debris removal
SAN MARTIN DE TOURS	15,000	13,425	Third party liability with additional coverage and minor risks
TORRES JARDIN	718	468	Fire, explosion with additional coverage and debris removal

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2005

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	In accordance with what was stipulated in loan agreements, the Company shall not distribute dividends until these obligations be cancelled.

Buenos Aires, November 10, 2005

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	September 30, 2005	September 30, 2004	September 30, 2003	September 30, 2002	September 30, 2001
Current Assets	407,245	278,450	295,778	165,191	243,010
Non-Current Assets	2,160,179	1,938,325	1,766,683	1,789,380	1,385,889

Total	2,567,424	2,216,775	2,062,461	1,954,571	1,628,899

Current Liabilities	377,761	248,292	164,825	680,135	467,096
Non-Current Liabilities	454,154	521,668	652,033	233,971	39,571

Subtotal	831,915	769,960	816,858	914,106	506,667

Minority interest in subsidiaries	443,667	451,592	451,283	455,896	130,526
Temporary differences of valuation of hedge derivative instruments	826	—	—	—	—

Shareholders’ Equity	1,291,016	995,223	794,320	584,569	991,706

Total	2,567,424	2,216,775	2,062,461	1,954,571	1,628,899

3.	Consolidated result structure as compared with the same period for the four previous years.

	September 30, 2005	September 30, 2004	September 30, 2003	September 30, 2002	September 30, 2001
Operating income (loss)	33,436	19,575	10,473	(4,733)	15,628
Amortization of goodwill	(279)	(644)	(1,321)	—	—
Financial results, net	(13,026)	(12,260)	(19,307)	83,261	(80,130)
Gain (loss) in equity investments	19,086	22,539	(223)	(55)	(14,519)
Other income and expenses, net	(1,754)	(1,126)	1,328	9,519	(2,908)

Net income (loss) before taxes	37,463	28,084	(9,050)	87,992	(81,929)
Income tax/ Asset tax	(13,263)	(8,877)	(7,260)	(20,474)	(3,187)
Minority interest	(5,554)	(2,017)	1,144	(9,557)	(2,018)

Net income (loss)	18,646	17,190	(15,166)	57,961	(87,134)

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	September 30, 2005	September 30, 2004	September 30, 2003	September 30, 2002	September 30, 2001
Apartments & Loft Buildings
Torres Jardín	—	—	—	29	881
Torres de Abasto	—	11	—	411	2,551
Alcorta Palace	—	—	—	1	—
Alto Palermo Park	—	—	—	814	3,306
Alto Palermo Plaza	—	—	—	—	1,429
Other	—	—	—	213	—

Residential Communities
Abril / Baldovinos (1) (2)	463	1,148	921	3,946	3,473
Villa Celina I, II and III	—	—	—	—	—
Villa Celina IV and V	—	—	23	—	44

Other
Dock 5	—	—	—	394	—
Dock 6	—	—	—	140	—
Constitución 1111	—	—	—	1,988	—
Madero 1020	—	—	4,774	4,335	—
Madero 940	—	—	—	1,649	—
Other	37	108	233	204	58

	500	1,267	5,951	14,124	11,742

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	September 30, 2005		September 30, 2004		September 30, 2003		September 30, 2002		September 30, 2001
Liquidity ratio
Current Assets	407,245	= 1.07	278,450	= 1.12	295,778	= 1.79	165,191	= 0.24	243,010	= 0.52

Current Liabilities	377,761		248,292		164,825		680,135		467,096

Indebtedness ratio

Total liabilities	831,915	= 0.64	769,960	= 0.77	816,858	= 1.03	914,106	= 1.56	506,667	= 0.51

Shareholders’ Equity	1,291,016		995,223		794,320		584,569		991,706

Solvency
Shareholders’ Equity	1,291,016	= 1.55	995,223	= 1.29	794,320	= 0.97	584,569	= 0.64	991,706	= 1.96

Total liabilities	831,915		769,960		816,858		914,106		506,667

Immobilized Capital
Non-Current Assets	2,160,179	= 0.84	1,938,325	= 0.87	1,766,683	= 0.86	1,789,380	= 0.92	1,385,889	= 0.85

Total Assets	2,567,424		2,216,775		2,062,461		1,954,571		1,628,899

6.	Brief comment on the outlook for the coming year.

See Attached

Business Overview

(as of September 30, 2005)

Comment on operations during the quarter ended September 30, 2005

The third quarter of the calendar year appears to feature the highest growth of 2005, strengthening the upward economic trend which has surpassed the growth forecasts made by governmental agencies. The GDP’s growth during 2005 is expected to be not lower than 9.5%. Shored up by this upsurge, unemployment decreased to 10.3% and registered employment grew by 10.1% during the July-September 2005 quarter.

Fiscal surplus reached 1,617 million pesos in September. In addition, fiscal surplus during the third quarter of the year reached remarkably high levels, climbing to 5,298 million pesos. In this way, for the first nine months of 2005 public accounts recorded a cumulative positive balance of 16,886 million. This cumulative amount for the past months of the year exceeds the sum budgeted for the whole of 2005, which amounted to 14,300 million pesos.

The consumer confidence rate (CCR), that measures the consumers’ “mood” regarding short and medium term purchase decisions decreased 2.1% in September as compared to the previous month, reaching 49.9 points on an unseasonalized basis. In addition, in this quarter it experienced a fall of 0.7 points as compared to the previous quarter. The main reasons for the deceleration in the consumers’ confidence during this quarter are the uncertainty regarding the outcome of the legislative elections of October 2005 and the mild but sustained rise in consumer prices. The leading economic consultants, including Estudio Broda, consider that projected inflation will stand at 11.5% at the close of 2005, i.e., higher than the government’s forecasts.

This uncertainty was one of the reasons underlying the fall in Shopping Center sales experienced in September, which recorded an unseasonalized decrease of 0.1% as compared to August, according to data published by the National Institute of Statistics and Census (INDEC). However, the continuous trend continues to be highly promising, as according to the INDEC in the first quarter of fiscal year 2006 there was an increase in sales of almost 30% at current prices, as compared to the same quarter of fiscal year 2005.

Underpinning its role as one of the main engines of the economy, in September the construction industry rose again 1.6% compared to August, considering unseasonalized variables. The largest investments involve private projects located in large urban centers and are focused on the residential segment and other high-scale industrial and commercial ventures. Although mortgage lending is still constrained, during this quarter it grew more than 4% as compared to the third quarter of calendar year 2004.

The hotel segment, and five star hotels in particular, have been favored in the last two years by the increase in the number of tourists with high purchasing power. As concerns the office segment, office occupancy rates have also increased, with the ensuing positive impact on lease prices. This rise was motivated by the recovery of employment in the private sector and the favorable cost-service ratio offered by the City of Buenos Aires as compared to other cities in Latin America.

In this context, net results for the three-month period ended September 30, 2005 showed a Ps.18.6 million profit as compared to a Ps.17.2 million profit recorded in the same period of fiscal year 2005. This income may be explained as follows:

Operating income increased by 70.4%, from Ps. 19.6 million for the first three months of fiscal year 2005 to Ps.33.4 million in the same period of fiscal year 2006, mainly driven by improved revenues, which grew by 49.5% to Ps.106 million as compared to Ps.70.9 million. The participation of the different segments in net revenues was: sales and developments, Ps.0.5 million; offices and other lease properties Ps.6.5 million; shopping centers, Ps.73.7 million; hotels Ps.24.9 million; and financial and other transactions, Ps.0.4 million.

However, results from related companies (profit) reflected a quarter-on-quarter decrease, from Ps.22.5 million in the first quarter of fiscal year 2005 to Ps.19.1 million in the same quarter of fiscal year 2006, mainly due to lower results from our interest in Banco Hipotecario. In addition, income tax increased from a Ps.8.9 million loss for the quarter ended September 2004 to a Ps.13.3 million loss for the quarter ended September 30, 2005.

First quarter of fiscal year 2005 highlights, including significant operations occurred after the end of the period.

I. Offices and Other Rental Properties

During the first quarter of fiscal year 2006, income from rental properties totaled Ps.6.5 million, compared to Ps.4.3 million in the same period of fiscal year 2005, mainly due to the increase in occupancy levels and rates in our buildings and the addition of the Bouchard Building to our portfolio.

Occupancy of our office buildings continues to recover, reaching 95% during the first three months of fiscal year 2006 compared to 83% in the first three months of the previous fiscal year.

The sustained increase in demand for rental space has bolstered the recovery in prices. Although we are still far from our historical records of almost US$/sq.m. 30.0 (for class A spaces, recorded in 2000) there is a clearly rising trend. Therefore, we are studying the possibility of adding new spaces to our portfolio, either through construction or purchase of built properties with proven yield, in top-rated locations.

Below is information on our office space as of September 30, 2005.

Offices and Other Rental Properties

	Date of acquisition	Leaseable area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated Rental Income as of September 30 of fiscal year Ps./000 (4)			Book Value Ps./000 (5)
						2006	2005	2004
Offices
Intercontinental Plaza (6)	11/18/97	22,535	96%	67%	511	1,240	1,326	1,078	67,356
Libertador 498	12/20/95	10,533	100%	100%	290	868	720	547	43,102
Maipú 1300	09/28/95	10,280	96%	100%	273	761	584	483	44,368
Laminar Plaza	03/25/99	6,521	95%	100%	195	579	590	586	30,443
Reconquista 823/41	11/12/93	6,100	N/A	100%	—	—	—	—	19,261
Suipacha 652/64	11/22/91	11,453	93%	100%	105	276	117	113	11,685
Edificios Costeros	03/20/97	6,389	100%	100%	136	379	295	151	19,290
Costeros Dique IV	08/29/01	5,437	100%	100%	138	411	199	149	21,754
Bouchard 710	06/01/05	15,014	100%	100%	416	1,236	N/A	N/A	71,864
Madero 1020	12/21/95	215	100%	100%	4	13	11	77	1,657
Other (7)	N/A	3,677	100%	N/A	79	234	194	151	10,155

Subtotal		98,154	91%		2,145	5,997	4,036	3,335	340,935

Other Properties
Commercial Properties (8)	N/A	4,200	97%	N/A	17	15	42	33	3,107
Other Properties (9)	N/A	75,401	100%	N/A	107	306	111	126	16,993

Subtotal		79,601	100%	N/A	124	322	153	159	20,100

Related Expenses
Management Fees	N/A	N/A	N/A	N/A	N/A	145	128	170	N/A

TOTAL OFFICES AND OTHER (10)	N/A	177,755	95%	N/A	2,269	6,464	4,317	3,664	361,035

1)	Total leaseable area in each property. Excludes common areas and parking spaces.
2)	Calculated dividing occupied square meters by leaseable area.
3)	Agreements in force as of 09/30/05 in each property were computed.
4)	Total consolidated leases, according to the RT21 method.
5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
6)	Through Inversora Bolivar S.A.
7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768 and Sarmiento 517 (through IRSA).
8)	Includes the following properties: Constitución 1111, Alsina 934/44 and “Abril” retail stores (through IRSA and IBSA).
9)	Includes the following properties: Thames, one unit in Alto Palermo Park (though Inversora Bolivar S.A) and Santa María del Plata and Constitución 1159 (through IRSA).
10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Unaudited Consolidated Financial Statements.

II. Shopping Centers - Alto Palermo S.A (“APSA”).

The following information relates to data extracted from the balance sheet of Alto Palermo S.A. (APSA), the company that operates our shopping centers, in which we had a 61.50% interest as of September 30, 2005.

APSA’s net income for the three-month period ended September 30, 2005, was Ps.9.3 million, compared to an income of Ps.2.5 million recorded in the same period of the previous year. In percentage terms, this improvement represents an increase of 272%.

Total revenues as of September 30, 2005 were Ps.73.7 million, 62.5% higher than for the same period of the previous year. This increase mainly reflects the excellent sales momentum of our shopping centers, which allows us to increase rental charges to our lessees, and the addition of the revenues from Mendoza Plaza Shopping derived from the increase of our stake in this shopping center, and the revenues from Alto Rosario, which opened in November 2004. Also noteworthy was the 119.2% increase in revenues from our subsidiary Tarjeta Shopping.

Gross profit for the period achieved a significant increase of 71.9%, from Ps.26.4 million in the first quarter of fiscal year 2005 to Ps.45.4 million during the same period of fiscal year 2006. In this way, APSA’s consolidated operating income for this quarter was Ps.28.7 million as compared to Ps.18.3 million in the same period of the previous fiscal year, representing an increase of 57.2%.

EBITDA1 (consolidated net income before interest, taxes, depreciation and amortization) for the three-month period totaled Ps.44.5 million, posting an increase of 34.9% from the EBITDA for the same period of the previous year.

Our tenants’ sales have continued to grow, reaching Ps.526.7 million in the three-month period ended September 30, 2005, 39.5% higher in nominal terms than those recorded in the same period of the previous year.

In addition, the business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have reached an occupancy rate of 98.5%, even surpassing pre-crisis figures. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers’ portfolio.

The current bonanza in the retail sector, along with our management’s actions, allow us to enter into new lease agreements under better conditions. We thus increased the goodwill charge (also known as “key money”) required for the renewal or execution of new agreements at our Shopping Centers.

[1]	EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges, results from related companies, minority interests and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.

EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which APSA hold an 80% interest.

The favorable context and successful performance of our credit card business unit caused Tarshop S.A. to record an income of Ps.3.5 million for the first quarter of fiscal year 2006, a 169.5% increase compared to an income of Ps.1.3 million recorded in the same period of the previous year.

Net revenues posted a significant increase of 119.2%, from Ps.11.2 million during the first quarter of fiscal year 2006 to Ps.24.6 million during this quarter. In addition, operating results increased 195% to Ps.5.3 million.

The credit portfolio including securitized coupons as of September 30, 2005 was Ps.235.1 million, 121.8% higher than the Ps.106.0 million portfolio recorded as of September 30, 2004.

In the area of collections, short-term delinquency at September 30, 2005 continued its steady downward trend, reaching figures even lower than before the crisis. Three-month arrears was as low as 2.8% as of September 30, 2005.

Framework Agreement for the Development of a New Commercial Project

On August 29, 2005, Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A., entered into a framework agreement that lays down the basis and guidelines for implementing a negotiation process that seeks to analyze the possibility of projecting and potentially registering, organizing, constructing and developing a shopping center and a residential and/or office building.

Under the framework agreement, on September 2, 2005, the Company made a US$ 3.0 million escrow deposit in Deutsche Bank (Escrow Agent) for the account of Argentimo S.A., which will remain in escrow until a series of requirements are met by the project, and will be credited against the final transaction price.

If upon expiration of the negotiation period the parties have not executed all the final agreements for any reason, the Escrow Agent shall return to Alto Palermo S.A. (APSA) the escrow deposit amount plus interest thereon, without it giving rise to any rights in favor of Argentimo S.A.

The negotiation period until the execution of the Final Agreements expires on December 6, 2005, unless all the parties decide to extend it by executing an express agreement to such effect.

Below is information on our shopping centers as of September 30, 2005, according to the consolidated financial statements of Alto Palermo S.A. (APSA)

Shopping Centers

	Date of acquisition	Leaseable area sqm(1)	Occupancy Rate (2)	APSA’s Effective Interest (8)	Accumulated Rental Income as of September 30 of fiscal year Ps./000 (3)			Book Value Ps./000 (4)
					2006	2005	2004
Shopping Centers (5)
Alto Palermo	12/23/97	18,068	100.0%	99.99%	10,926	8,146	6,558	206,279
Abasto	07/17/94	39,313	99.7%	100.00%	10,090	7,806	6,074	200,758
Alto Avellaneda	12/23/97	27,262	100.0%	100.00%	5,559	4,313	3,156	96,549
Paseo Alcorta	06/06/97	14,688	98.9%	100.00%	5,397	4,328	3,461	65,128
Patio Bullrich	10/01/98	10,760	98.5%	100.00%	4,901	3,797	2,796	114,068
Nuevo NOA Shopping	03/29/95	18,876	98.9%	100.00%	1,121	806	587	30,390
Buenos Aires Design	11/18/97	14,598	98.6%	51.00%	2,048	1,658	1,318	20,325
Alto Rosario	11/09/04	29,313	98.8%	100.00%	2,642	N/A	N/A	79,907
Mendoza Plaza	12/02/04	39,549	95.0%	85.40%	3,135	N/A	N/A	86,380
Fibesa and others (6)				99.99%	3,305	3,366	1,065
Revenues Tarjeta Shopping				80.00%	24,550	11,127	6,137

GENERAL TOTAL (7)		212,427	98.51%		73,674	45,347	31,152	899,784

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated leases according to RT21 method.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less impairment allowance, plus reversal of allowances, if applicable.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Unaudited Consolidated Financial Statements.
(8)	Apsa’s effective interest in each of its business units. Irsa holds an interest of 61.50% in APSA.

III. Sales and Developments

In the three-month period ended September 30, 2005, the sales and developments segment recorded revenues of Ps.0.5 million, compared to Ps.1.3 million in the same period of the previous year. The difference mainly reflects the lower number of units available for sale, as we expect to launch sales of our new projects in the next months.

Laguna Azul. During this quarter we purchased 119,768 shares of stock, representing 39.99% of the stock capital of Canteras Natal Crespo S.A. at a total price of US$ 1.4 million. Canteras Natal Crespo S.A. is a company based in the Province of Cordoba whose main business will be the urbanization of own or third-party lands, gated communities, lots for sale or lease, development of quarries, real estate transactions and construction of residential properties.

San Martín de Tours. As of September 30, 2005, works are almost completed, heightening expectation in the market as concerns this project. Sales of the 20 units are expected to be launched next month.

El Encuentro, Benavídez. As of September 30, 2005, infrastructure works continue to make progress, and prospective prices are being evaluated in order to start selling actions. The rising prices of lots in the Northern area of the Province of Buenos Aires, especially in the vicinity of the project, anticipate the success of this venture.

Cruceros, Dique 2. In line with the forecasts made during the project design stage, the first preliminary purchase agreements started to be executed during this quarter.

Below is a detail of property being developed by IRSA as of September 30, 2005.

Development Properties

	Date of acquisition	Estimated Cost / Real Cost (Ps. 000) (1)	Area intended for sale (sqm) (2)	Total units or lots (3)	IRSA’s Effective Interest	Percentage Constructed	Percentage Sold (4)	Accumulated Sales ´(Ps. 000) (5)	Accumulated Sales as of September 30 of fiscal year (6) (Ps. 000)			Book Value (Ps. 000) (7)
									06	05	04
									(Ps. 000)	(Ps. 000)	(Ps. 000)
Residential Apartments
Torres Jardín	7/18/96	56,579	32,339	490	100%	100%	97%	70,049	—	—	—	468
Torres de Abasto (8)	7/17/94	74,810	35,630	545	61%	100%	100%	109,266	—	11	—	518
Edificios Cruceros (17)	7/22/03	5,740	3,633	40	100%	88%	—	—	—	—	—	11,242
Jeronimo Salguero 3313	03/2003	12,171	2,891	1	100%	94%	—	—	—	—	—	13,425
Concepción Arenal	12/20/96	15,069	6,913	70	100%	100%	99%	11,626	—	—	—	65
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	67%	100%	100%	47,467	—	—	—	—
Other (10)		50,196	23,900	184	N/A	N/A	99%	57,325	—	—	—	13 13

Subtotal		250,521	115,794	1,402	N/A	N/A	N/A	295,733	—	11	—	25,731
Residential Communities
Abril/Baldovinos (11)	1/3/95	130,955	1,408,905	1,273	83%	100%	95%	213,837	463	1,148	921	10,419 10,419
Villa Celina I, II and III	5/26/92	4,742	75,970	219	100%	100%	99%	13,952	—	—	—	43 43
Villa Celina IV and V	12/17/97	2,450	58,373	181	100%	100%	100%	9,505	—	—	23	—
Other lands		—	—	—	N/A	—	—	—	—	—	—	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	N/A	237,294	463	1,148	944	10,462
Land Reserve
Puerto Retiro (9)	5/18/97		82,051		33%	0%	—	—	—	—	—	46,454
Caballito	11/3/97		20,968		100%	0%	—	—	—	—	—	19,898 19,898 112,771
Santa María del Plata	7/10/97		675,952		100%	0%	—	—	—	—	—	112,771 112,771
Pereiraola (11)	12/16/96		1,299,630		83%	0%	—	—	—	—	—	21,875 21,875
Dique 4 (former Soc del Dique)	12/2/97		4,653		100%	0%	50%	12,310	—	—	—	—
Benavidez	11/18/97		989,423		67%	0%	100%	11,830	—	—	—	8,542 8,542 3,921
Canteras Natal Crespo	7/27/05		4,320,000		40%	0%	—	—	—	—	—	3,921
Other (13)			3,599,629		N/A	—	—	—	—	—	—	100,217 3,921

Subtotal			10,992,306		N/A	N/A	N/A	24,140	—	—	—	320,177
Other
Hotel Piscis	9/30/02	5,231		1	100%	100%	100%	9,912	—	—	—	—
Santa Fe 1588	11/2/94	8,341	2,713	20	100%	100%	100%	8,166	—	—	—	—
Rivadavia 2243/65	5/2/94	8,166	2,070	4	100%	100%	100%	3,660	—	—	—	—
Libertador 498	12/20/95	7,452	2,191	3	100%	100%	100%	5,931	—	—	—	—
Constitucion 1159	6/16/94	2,314	2,430	1	100%	100%	100%	1,988	—	—	—	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	100%	16,471	—	—	4,774	—
Madero 940	8/31/94	2,867	772	1	100%	100%	100%	1,649	—	—	—	—
Dique 3 (12)	9/9/99	25,836	10,474	3	100%	11%	30%	23,624	—	—	—	56,753
Other Properties (14)		75,125	38,115	269		100%	99%	103,745	37	108	233	1,605

TOTAL (16)		540,008	12,715,169	3,385	N/A	N/A	N/A	732,313	500	1,267	5,951	414,728

Notes :

1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02.28.03.
2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered
3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02.28.03.
6)	Corresponds to total sales consolidated by the RT4 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.
7)	Cost of acquisition plus improvement plus activated interest of properties consolidated in portfolio as of June 30, 2005, adjusted for inflation until 02.28.03.
8)	Through Alto Palermo S.A.
9)	Through Inversora Bolivar S.A.
10)	Includes the following properties: Dorrego 1916 through IRSA, Republica de la India 2785, Arcos 2343, Fco Lacroze 1732, Yerbal 855, Pampa 2966 and J.M. Moreno 285 (fully sold) through Baldovinos and Alto Palermo Plaza (fully sold) though Inversora Bolivar.
11)	Directly through IRSA and indirectly through Inversora Bolivar S.A.
12)	Through Bs As Trade & Finance S.A.
13)	Includes the following land reserves: Torre Jardín IV, Constitución 1159, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolivar S.A.) and Terrenos Alcorta, Neuquén, Caballito and the Coto project (through APSA S.A.).
14)	Includes the following properties: Puerto Madero Dock 13 (through Irsa), Montevideo 1975 (Rosario) (fully sold), Sarmiento 517, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768 and Serrano 250 (fully sold though IRSA).
15)	Through Alto Palermo S.A.
16)	Corresponds to the “Sales and Development” business unit mentioned in Note 4 to the Unaudited Consolidated Financial Statements.
17)	Corresponds to a change in the disclosure criterion, that regards those receivables from swaps as inventories.

IV. Hotels

Income from the hotel segment was Ps.24.9 million during the first quarter of fiscal year 2006, as compared to Ps.19.8 million recorded in the same period of the previous fiscal year.

During the first three months of fiscal year 2006, the cumulative average occupancy rate of our hotels posted a significant increase, reaching 75% as compared to 70.6% in the same period of the previous fiscal year. Rates also improved; during this period the average rate per room was Ps. 344 compared to Ps. 273.4 in the previous period.

The sustained increase in the hotel business in Argentina strengthens our determination to continue the works for construction of 42 suites in the Llao Llao Hotel, aimed at increasing its current capacity, and to make progress in the improvement and remodeling of the rooms and common areas of the Sheraton Libertador Hotel. Finally, the Intercontinental Hotel has celebrated its first 10 years of operations, in an impeccable condition and meeting the highest quality standards of the region in the hotel industry.

Below is information on our hotels for the three-month period ended September 30, 2005.

Hotels

	Date of Acquisition	Number of Rooms	Average Occupancy (1)	Avg. Price per room Ps. (2)	Accumulated sales as of September 30 of fiscal year (Ps.000) (3)			IRSA’s Effective Interest	Book Value as of 06/30/05 (Ps. 000)
Hotel					2006	2005	2004
Inter-Continental (4)	Nov-97	309	65.9%	267	8,376	6,748	5,277	50.89%	56,508
Sheraton Libertador (5)	Mar-98	200	87.7%	242	5,743	4,387	3,061	80.00%	36,297
Llao Llao (6)	Jun-97	158	76.9%	619	10,754	8,663	7,201	50.00%	34,379
Total	—	667	75.0%	344	24,873	19,798	15,539		127,184

(1)	Accumulated average in the three-month period.
(2)	Accumulated average in the three -month period.
(3)	Corresponds to our total sales consolidated by the RT21 method adjusted for inflation until 02/28/03.
(4)	Through Nuevas Fronteras S.A. (A subsidiary of Inversora Bolívar S.A.).
(5)	Through Hoteles Argentinos S.A.
(6)	Though Llao Llao Resorts S.A.

V. Financial and Other Transactions

Repayment of third principal payment and interest payment under the Secured Notes and Unsecured Loan. In the month of August, the third principal payment was made under the Secured Notes, for US$ 0.93 million and under the Unsecured Loan for US$ 0.58 million, resulting in a residual nominal amount of US$ 34.58 million and US$ 21.27 million, respectively. In addition, interest payments of US$ 0.47 million and US$ 0.29 million, respectively, were made.

Proposed debt buyback. On October 24, 2005, our Company issued an offer for repurchasing its debt for up to 85% of its outstanding nominal amount. The offer is addressed to all the holders of its Secured Notes and Syndicated Loan. If the offer is accepted by the holders, the deadline for effective payment is November 21, 2005.

Exercise of warrants. On September 30, 2005, warrants issued by our company were exercised for a total of US$ 4.6 million par value, resulting in the issue of 8.44 million shares. Total proceeds from this transaction were US$ 5.5 million.

As of September 30, 2005, the amount of outstanding Convertible Bonds and warrants was US$ 57.0 million and US$ 57.8 million, respectively, while the number of outstanding shares totaled 368,447,883.

Interest rate swap. The swap transaction entered into by the Company with Deutsche Bank AG was cancelled on October 24, 2005. In connection with this transaction, we collected US$ 0.25 million under the interest rate swap relating to the Secured Notes and US$ 0.15 million under the interest rate swap relating to the Unsecured Loan. The proceeds were offset against the interest accrued by IRSA’s structured debt during this period.

Hoteles Argentinos S.A. Loans. In the month of September, an extension was agreed upon with Credit Suisse in the term for Hoteles Argentinos S.A. to restructure its debt. The new deadline is March 15, 2006.

Acquisition of Interest in Canteras Natal Crespo. During this quarter, we purchased 119,768 shares of stock, representing 39.99% of the stock capital of Canteras Natal Crespo S.A. at a total price of US$ 1.4 million.

Sale of Interest in Banco Hipotecario. On August 9, 2005, we sold 2,641,015 shares of Banco Hipotecario to our subsidiary Buenos Aires Trade and Finance Center S.A at a total price of US$ 12.08 million, equivalent to a market value of US$ 4.57 per share.

Upgrading of our US$ 250 million Global Note Program. In August 2005, Fitch Argentina Calificadora de Riesgo S.A. rating company upgraded the rating of our US$ 250 Million Global Note Program from BB- (Arg) to BB+ (Arg). The US$ 35.5 million Secured Notes were issued under this program.

The upgrading reflects the better prospects of the office lease and sales and development segments, which represent the most direct source of funds for IRSA. It is also motivated by the upgrading of our controlled company APSA, whose rating was raised to A+(arg), among the highest in Argentina. IRSA has a 61.50% equity interest in APSA.

IRSA Inversiones y Representaciones Sociedad Anónima Merger. On September 21, 2005, a preliminary plan of merger was executed between IRSA Inversiones y Representaciones Sociedad Anónima, as surviving company, and Buenos Aires Trade & Finance Center S.A. as absorbed company, effective October 1, 2005. As of the date of these unaudited financial statements, the preliminary plan of merger has not been approved by the shareholders of both companies.

APSA – Financial Debt. On July 5, 2005, Alto Palermo S.A. made the first interest payment under the syndicated loan for an amount of approximately Ps.1 million, and after the closing of the first quarter of fiscal year 2006, it made the first principal payment under such loan, amounting to Ps. 12.5 million.

On September 29, 2005, Alto Palermo S.A. made the second payment under the loan relating to the purchase of the shares in Mendoza Plaza Shopping for US$ 1.8 million.

In connection with the Convertible Notes issued in July 2002, the total outstanding amount is US$ 47,281,230 while the number of shares of stock of the Company is 780,423,632 and the capital stock amounts to 78,042,363.2.

VI. Brief comment on prospects for the next quarter

In this favorable economic environment, we are already developing important projects and thinking about interesting proposals for the future in all our business segments.

We expect to grow in the office segment, taking advantage of the recovery in demand and prices. We intend to continue expanding our hotel business hand in hand with the boom in this segment, and are evaluating the acquisition of new assets. The success achieved in the positioning and sales of our Shopping Centers encourages us to keep on improving our extensive range of commercial proposals; therefore, we continue to analyze numerous projects in order to tap opportunities in the most densely populated cities of Argentina. We are also evaluating the execution of different projects for developing our land reserves, as well as the purchase of new development lands at attractive prices to add value to our portfolio.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2005, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2005 and 2004 and the complementary notes 1 to 19 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries for the three-month periods ended September 30, 2005 and 2004, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries have a significant investment in Banco Hipotecario S.A. (“BHSA”). This investment is accounted for under the equity method of accounting. At September 30, 2005 the equity method of accounting was computed based on preliminary figures since, at the date of this report, BHSA has not concluded the process of issuance and approval of its financial statements. The auditors’ report on the consolidated financial statements of BHSA as of June 30, 2005, dated September 1, 2005, includes an explanatory paragraph describing that there are certain uncertainties that could affect BHSA primarily in connection with the effect of the matters that are still pending resolution by the Government regarding the settlement of the receivables recognized as a result of the asymmetric pesification and indexation. In addition, the auditors mention that the financial statements of BHSA should be read taking into consideration the level of credit exposure of BHSA to the public sector. We understand that the abovementioned uncertainties are still applicable at the date of this report. As of September 30, 2005, the investment in BHSA accounts for approximately 14% and 9% of the total assets and total consolidated assets, respectively, of IRSA Inversiones y Representaciones Sociedad Anónima. The future outcome of the uncertainties described before could have an adverse effect in the valuation of this investment.

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

Limited Review Report (Continued)

4.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2005 and 2004, on which we issued a qualified report on September 8, 2005 regarding the circumstances indicated in point 3. of this report, we report that:

a)	The financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2005 and 2004 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them other than those indicated in point 3 above;

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2005.

5.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2005, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 161 thousand, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 10, 2005

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos A. Rebay Contador Público (U.A.D.E.) C.P.C.E.C.A.B.A. Tº 95 Fº 167	ABELOVICH, POLANO & ASOCIADOS (Partner) Dr. Marcelo Héctor Fuxman Contador Público (U.B.A.) C.P.C.E.C.A.B.A. T° 134 F° 85 Reg. de Asoc. de Prof. Universitarios C.P.C.E.C.A.B.A. T° 1 F° 240

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: November 21, 2005